Filed Pursuant to Rule 424(b)(3)

Registration No. 333-150862

PROSPECTUS

PROPELL CORPORATION

5,088,000 shares of common stock

This prospectus relates to the resale of up to 5,088,000 shares of our common stock, $0.001 par value per share, by certain of our stockholders. These persons, together with their transferees, are referred to throughout this prospectus as “selling stockholders.”

We issued 1,628,000 of the shares described above in a private placement transaction completed prior to the filing of this registration statement and may issue 3,460,000 of the shares described above upon the conversion of promissory notes as further described herein.

We are not selling any shares of our common stock in this offering and therefore will not receive any proceeds from this offering. Instead, the shares may be offered and sold from time to time by the selling stockholders and/or their registered representatives at a fixed price of $.50 until our shares are quoted, if ever, on the OTC Bulletin Board or another exchange or electronic medium and thereafter at prevailing market prices or privately negotiated prices. The fixed offering price of $.50 in this prospectus was arrived at by the anticipated conversion price of our most recently issued convertible promissory notes and the overall valuation of our company As a result of such activities, the selling stockholders may be deemed underwriters as that term is defined in the federal securities laws.

Our common stock does not presently trade on any exchange or electronic medium. We intend to apply to have our common stock listed on the OTC Bulletin Board once this prospectus is declared effective. However, no assurance can be given that our common stock will trade on the OTC Bulletin Board or any other exchange or electronic medium.

You should consider carefully the risk factors beginning on page six of this prospectus.

Neither the United States Securities and Exchange Commission nor any state securities commission has approved of these securities or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 18, 2008

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. It is not complete and may not contain all of the information that is important to you. To understand this offering fully, you should read the entire prospectus carefully. Investors should carefully consider the information set forth under the heading “Risk Factors.” In this prospectus, the terms “Propell Corporation” “we,” “us,” and “our” refer to Propell Corporation and its wholly owned subsidiaries Crystal Magic, Inc. (“CMI” or “Crystal Magic”), Mountain Capital, LLC (“AMS” “Mountain Capital” or “Arrow Media Solutions”) and Auleron 2005, LLC (“AUL” or “Auleron Technologies”).

Our Company

We are a recently organized Delaware corporation that is an integrated provider of image-based products and services for the digital photo and promotional products industries, delivered through multiple channels, including e-commerce websites, our own proprietary photo kiosks and independent and company owned retail stores.

In April 2008, Crystal Magic merged with and into a wholly owned subsidiary of ours, with Crystal Magic surviving the merger and becoming our subsidiary. For accounting purposes, our interest in Crystal Magic, Inc. has been classified as an investment in our balance sheet and is accounted for under the cost method of accounting. At the time of the merger, Crystal Magic had a stockholders’ deficit and thus we determined the carrying value of this investment in our financial statements to be zero. We do anticipate in the near future making the necessary legal, financial and organizational changes in the structure of Crystal Magic such that it will become part of our consolidated financial statements for accounting purposes. While we expect to add independent directors to our board and have requested a modification of Crystal Magic’s agreements with Disney to eliminate the requirement that Steve Rhodes maintain control of Crystal Magic, there can be no assurance as to if or when either will occur. Crystal Magic engaged in the initial merger with Propell for the purpose of consolidating revenue, expenses and resources and Mr. Rhodes has orally confirmed his intent to cede control upon modification of Crystal Magic’s agreements with Disney; however, it may still not be in the economic interest of Mr. Rhodes to surrender control of Crystal Magic. See “DESCRIPTION OF SECURITIES-Crystal Magic, Inc. Preferred Stock.” In May 2008, each of Mountain Capital, LLC (d/b/a Arrow Media Solutions) and Auleron 2005, LLC (d/b/a Auleron Technologies) merged with and into a wholly owned subsidiary of ours. The result of the mergers was that each of Mountain Capital, LLC and Auleron 2005, LLC survived the merger and became wholly owned subsidiaries of ours. The revenue derived from the operations of Mountain Capital, LLC is reflected in our revenue and expenses in our income statement and our investment in Auleron 2005, LLC is accounted for as an asset purchase. The operations of Auleron 2005, LLC have been temporarily discontinued. We determined the net fair market value of the assets and liabilities of Auleron 2005, LLC to be immaterial to our consolidated financial statements. The three companies have been engaged in complementary parts of the personalized image-based product and digital photo industry.

All of our current operations are conducted through Propell and our two wholly owned subsidiaries, Crystal Magic, Inc., and Arrow Media Solutions. Each subsidiary is responsible for one of our two lines of business. Our third subsidiary, Auleron 2005, LLC, temporarily discontinued its operations in 2008; however, management retains relationships with Auleron 2005, LLC’s on- call network of 3,500 independent contractors to service our installations. Prior to our formation in January 2008, each subsidiary was independently owned.

The mergers were completed in order to form a consolidated enterprise with subsidiaries that each have experience in complementary parts of the imaging and personalized products industries, and to expand their capabilities both online and at retail.

Crystal Magic’s core business began nearly a decade ago by using proprietary laser technology to create three-dimensional laser images engraved inside solid crystal blocks (such as paperweights) based upon photographs of consumers, which then are visible engraved inside the crystal, and are sold as gifts in company-owned stores within Disney and Universal theme parks, and later expanded to a wide range of image-based merchandise, such as mugs, T-shirts, and other merchandise upon which personal photos, logos or other artwork are printed, offered in mass market retail. The company’s founder has a long-standing relationship with Disney and Universal Studios.

Today, the Crystal Magic division’s products are sold at Disney World, Disneyland and Universal theme parks, as well as on a wholesale basis to retailers, to small and large corporate clients, and through our proprietary online system that allows partners to create “Web Stores on Demand” also marketed as “PropellStores.” This system provides a special web site at which a customer- whether a business, group, or individual-can design and set up a web store featuring their own logos, photos or other artwork. That web store can then be embedded into the customer’s own web site. We then operate that store for the customer, taking orders, manufacturing and shipping product and paying a share of the revenue to the customer.

We believe Web Stores on Demand opens up new opportunities and channels for us by providing partner e-commerce web sites with the opportunity to easily integrate a photo merchandise online store into their sites with little effort or cost, and is a key part of our strategy for 2008 and beyond.

Since 2001 Crystal Magic has been delivering personalized image-based products to the $19.4 billion promotional, incentive and award products industry, delivering quantities anywhere from one unit to over 500,000 in a single order. We see opportunities to leverage our Web Stores on Demand capabilities to expand Crystal Magic’s efforts in the promotional products category.

The Arrow Media Solutions division of Propell provides digital photo kiosk solutions for retailers. In its traditional business, Arrow Media Solutions has focused on partners in “nontraditional” channels – retailers who previously had limited presence in the photo category. For example, through our relationship with AmerisourceBergen, a large U.S. healthcare company, we enable independent drug stores and small chains to offer photo services comparable with those provided by mass-market chains such as Walgreens or CVS. We believe that Arrow Media Solutions’ kiosks help retailers fulfill an important goal – driving store visits and customer repeat business.

Arrow Media Solutions’ revenues increased over the last two years after securing a relationship with AmerisourceBergen.

Our Auleron Technologies division was founded nearly seven years ago by the same management team that later created Arrow Media Solutions. Originally, Auleron Technologies was a service provider to third parties, helping major retail, financial and technology organizations install new hardware and software in various locations. In 2008, Auleron Technologies temporarily discontinued its operations and no longer services third parties or generates any revenue. However, the Auleron Technologies infrastructure has been maintained to serve our internal needs, making available an on-call network of over 3,500 independent contractors that perform technical services for our installations. We believe that this network of technology gives us the ability to compete with large providers of photo kiosks, since we can respond quickly to service needs throughout the U.S.

Arrow Media Solutions generated $1,403,305 in revenues in 2007, with gross profits for 2007 of $465,702 and gross margin percentage for 2007 of 33%. For the nine months ended September 30, 2008, the combined companies on a pro forma basis generated $1,092,472 in revenues, which does not include revenue generated by Crystal Magic, Inc., which is accounted for as an investment under the cost method, or revenue generated by Auleron Technologies, which is accounted for as an asset purchase.

Our principal offices are located at 336 Bon Air Center, No. 352, Greenbrae, CA 94904. Our telephone number is (415) 747-8775. Our fiscal year end is December 31.

Selected Financial Data

The following information is derived from and should be read in conjunction with our standalone company audited financial statements for 2007 and 2006 and our pro forma combined financials as of and for the nine months ended September 30, 2008, including the notes thereto, appearing elsewhere in this prospectus. Our pro forma combined financial statements reflect the revenue and expenses of AMS and Propell as if they had been combined as of January 1, 2007 but do not include the revenue or operating expense of CMI or AUL, which are investments of ours. For accounting purposes, our interest in Crystal Magic, Inc. has been classified as an investment in our balance sheet and is accounted for under the cost method of accounting. At the time of the merger, Crystal Magic had a stockholders’ deficit and thus we determined the carrying value of this investment in our financial statements to be zero. The revenue derived from the operations of Mountain Capital, LLC is reflected in our revenue and expenses in our income statement and our investment in Auleron 2005, LLC is accounted for as an asset purchase. The operations of Auleron 2005, LLC have been temporarily discontinued. We determined the net fair market value of the assets and liabilities of Auleron 2005, LLC to be immaterial to our consolidated financial statements. The September 30, 2008 balance sheet information in the table below is derived from the consolidated September 30, 2008 balance sheet. The information set forth below should also be read in conjunction with “Our Management’s Discussion and Analysis.” Results of operations for the periods presented are not necessarily indicative of results of operations for future periods.

	Nine Months
STATEMENT OF OPERATIONS	September
DATA:	30, 2008	2007	2006
Revenues*	$ 1,092,472	$ 1,403,305	$ 1,539,178
Cost of Goods Sold*	681,669	937,603	1,258,956
Operating Expenses*	1,344,838	806,736	840,237
Other income (expenses)	(20,068)	(6,219)	57,611
Operating Loss	$ (934,034)	$ (347,253)	$ (502,404)

BALANCE SHEET DATA:	As of September 30, 2006	As of December 31, 2008
Cash	$454,699	$151,716
Investment in Affiliated Entities**	0	0
Total Current Assets	1,132,394	679,458
Total Assets	1,190,392	715,293
Total Current Liabilities	2,103,513	101,123
Long Term Debt	$0	$0

* Does not include the results of operations of CMI, which is accounted for as an investment under the cost method, or the results of operations of AUL, which discontinued its operations and is accounted for as an asset purchase.

** Reflects our investment in CMI, which at the time of the merger/acquisition had a stockholders’ deficit and we have determined the carrying value of this investment on our financial statements to be zero. Reflects our investment in AUL which has discontinued operations and we have determined the net fair value of its assets and liabilities to be immaterial to our consolidated financial statements.

The Offering

Common stock outstanding	9,908,952 shares as of November 30, 2008

Common stock that may be offered by selling stockholders	Up to 5,088,000 shares

Total proceeds raised by offering	We will not receive any proceeds from the resale or other disposition of the shares covered by this prospectus by any selling stockholder.

Risk factors	There are significant risks involved in investing in our company. For a discussion of risk factors you should consider before buying our common stock, see “Risk Factors” beginning on page 6.

RISK FACTORS

An investment in our securities is highly speculative and involves a high degree of risk. Therefore, in evaluating us and our business you should carefully consider the risks set forth below, which are only a few of the risks associated with investing in our common stock. You should be in a position to risk the loss of your entire investment.

We may not be able to retain existing customers or acquire new customers.

Our future revenues and profitability and the revenue and profitability of our subsidiary, Crystal Magic, Inc. and the value of our investment in Crystal Magic, Inc. depend in large part on our ability and the ability of Crystal Magic, Inc. to retain our current relationships with our customers, including the Walt Disney Co., AmerisourceBergen and several e-commerce websites. Our relationships with these customers depend on our satisfactorily performing our contracted services. Additionally, although Crystal Magic, Inc. has a written agreement with Disneyland Resort, a division of Walt Disney World Co., this agreement may be terminated upon 30 days written notice, and the agreement requires Steven M. Rhodes, our Chairman and Chief Financial Officer, to retain control of Crystal Magic, Inc. In an effort to consolidate the operations of Crystal Magic, Inc. and Mountain Capital and allow Steven M. Rhodes to maintain control of Crystal Magic, Inc., Steven M. Rhodes has been granted an option to purchase 10,000 shares of the preferred stock of Crystal Magic that will vote on all matters on a one thousand vote per share basis. Although, we believe that this structure complies with the terms of the Disneyland Resort and Walt Disney World Co. agreements, neither Disneyland Resorts nor Walt Disney World Co. was consulted with respect to or consented to the structure. If we do not successfully retain our current customers, or market successfully against competitors, our business, financial condition and operating results could be harmed.

Dependence on a limited number of clients.

A significant portion of our kiosk and Crystal Magic’s theme park businesses depend on a limited number of partners. Specifically, our kiosk business depends largely on our relationship with AmerisourceBergen, and our subsidiary, Crystal Magic’s, theme park business depends largely on its contracts with the Walt Disney Co. and Universal Studios. Because we are not including financial statements that consolidate the revenue of all of our subsidiaries, a large portion of our revenue was derived from our business with AmerisourceBergen, which accounted for $1.1 million, or approximately 78% of our consolidated revenues, in 2007. During the nine months ended September 30, 2008, AmerisourceBergen accounted for $505,568, or approximately 64% of our consolidated revenues. While Crystal Magic expects to renew its agreements with the Walt Disney Co. and while our agreements with the other entities do not expire for at least one year from the date hereof, we can provide no assurance that the agreements with any of these entities will be renewed. The non-renewal of any of these relationships could have a material adverse effect on our business and results of operations.

We may not be able to continue as a going concern.

On a pro forma basis, for the nine months ended September 30, 2008, Propell had $410,803 in gross profit but incurred $1,344,838 in operating expenses and at September 30, 2008 had an accumulated deficit of $954,102 with an operating loss of $934,035. The opinion of our independent registered accounting firm for the period from January 29, 2008 until January 31, 2008 for Propell was qualified subject to substantial doubt as to our ability to continue as a going concern. See “Report of Independent Registered Public Accounting Firm” and the notes to our Financial Statements. In addition, the opinion of our independent registered accounting firm for the years ended December 31, 2006 and 2007 for Crystal Magic was qualified subject to substantial doubt as to Crystal Magic’s ability to continue as a going concern due to its continued losses and lack of liquidity. We are also subject to the risk that our liquidity will be impacted by our obligation to fund expenses and possibly losses of Crystal Magic if the administrative agreement is effective. For the year ended December 31, 2007 and December 31, 2006, Crystal Magic had revenue of $4,129,130 and $4,517,411, respectively, cost of goods sold of $ 761,432 and $754,045, respectively, operating expenses of $3,676,338 and $3,987,523, respectively, and incurred a loss of $308,640 and $224,157, respectively.

Our future plans and operations are dependent on our raising additional capital.

To date, we have not generated enough revenue from operations to pay all of our expenses. In fact, we have used money raised in prior financings to pay some of our costs. We have used $1.55 million of the $1.75 million we raised over the last nine months in the form of convertible notes. We do not believe that our existing resources will be sufficient to allow us to implement our anticipated plan of operations or meet our future anticipated cash flow requirements. We believe that we and our Crystal Magic subsidiary can generate additional revenue through e-commerce initiatives; and that Crystal Magic can generate additional revenue at our theme park stores by updating our displays, refreshing product offerings and training additional staff. In addition, we intend to increase our sales of promotional products by broadening our customer base for our promotional products, which will require us to incur additional marketing and advertising expenses. However, we will be required to raise additional capital to support each of these revenue-generating measures.

We rely on key vendors, suppliers and foreign sourcing.

Our ability to sustain satisfactory levels of sales is dependent in part upon the ability of our suppliers and vendors to properly perform their function. We have no significant long-term purchase contracts or agreements to ensure continued supply, pricing or access to raw materials and equipment used in our business. While we believe that alternate sources of third-party providers are available, it is possible that our vendors might not be able to continue to meet our requirements for services or supplies, or purchase services or supplies in sufficient quantities or on terms as favorable to us as those currently available. The failure of our suppliers to supply our raw materials on a timely basis or at satisfactory prices could have a material adverse effect on our business, results of operations and financial condition. Also, changing to an alternate vendor or supplier may cause delays, reduced quality or other problems.

We may be adversely affected by actions of competitors.

The market for personalized products, photo kiosks and other digital imaging services is highly competitive and still emerging. Many of our competitors have substantially greater financial, technical and other resources than we have. We face competition in personalized products, photo kiosks and other digital imaging services from other direct marketers, online companies, and competitors in other distribution channels, including much larger companies. Many of our competitors offer similar products and services. Our ability to compete effectively depends on our ability to differentiate our services by offering innovative services and products and exemplary customer service. Although we believe we are a leader in developing and marketing innovative personalized photo-related services, photo kiosks and other products, competitors can and do provide similar services and products. There can be no assurance we will continue to compete effectively through development of innovative services and products or the provision of exemplary customer service and experience or that we will respond appropriately to industry trends or to activities of competitors.

We experience fluctuations in quarterly results.

Our quarterly operating results and the value of our investment in Crystal Magic, Inc. will fluctuate for many reasons, including:

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Seasonality of consumer photographic activity,

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Seasonality of the theme parks in which Crystal Magic sells products,

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Changes in attendance or consumer spending at these theme parks,

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The mix of products we sell,

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Promotional activities we conduct,

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Price increases by our suppliers,

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Our introduction of new products,

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Our research and development activities,

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Our competitors’ actions,

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Fluctuations in the direct-to-consumer market,

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Changes in usage of digital services and online commerce,

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Changes in the photofinishing industry,

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Changes in the promotional products industry,

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General economic influences and conditions.

As a result of the above conditions, our operating results for any period do not necessarily indicate the results that can be expected for any future period. Our operating results in a future period may be below the expectations of public market analysts and investors which may cause the price of our common stock to decline.

We have no independent audit committee. Our full board of directors functions as our audit committee and is composed of two directors who are not considered independent. This may hinder our board of directors’ effectiveness in fulfilling the functions of the audit committee.

Currently, we have no independent audit committee. Our full Board of Directors functions as our audit committee and is comprised of directors who are not considered to be "independent" in accordance with the requirements of Rule 10A-3 under the Securities Exchange Act of 1934. An independent audit committee plays a crucial role in the corporate governance process, assessing the Company's processes relating to its risks and control environment, overseeing financial reporting, and evaluating internal and independent audit processes. The lack of an independent audit committee may prevent the board of directors from being independent from management in its judgments and decisions and its ability to pursue the committee's responsibilities without undue influence. We may have difficulty attracting and retaining directors with the requisite qualifications. If we are unable to attract and retain qualified, independent directors, the management of our business could be compromised.

Our board of directors, which consists of two directors, acts as our compensation committee, which presents the risk that compensation and benefits paid to these executive officers who are board members and other officers may not be commensurate with our financial performance.

A compensation committee consisting of independent directors is a safeguard against self-dealing by company executives. Our board of directors acts as the compensation committee and determines the compensation and benefits of our executive officers, administers our employee stock and benefit plans, and reviews policies relating to the compensation and benefits of our employees. Although all board members have fiduciary obligations in connection with compensation matters, our lack of an independent compensation committee presents the risk that our executive officers on the board may set their personal compensation and benefits at levels that are not commensurate with our financial performance.

Governmental regulation could limit our business opportunities and increase costs.

Our operations, including our transmission of digital images over the Internet, are subject to regulation by the U.S. Postal Service, the Federal Trade Commission and various states, local, and private consumer protection and other regulatory authorities. In general, these regulations govern privacy, the manner in which orders may be solicited, the form and content of advertisements, information which must be provided to prospective customers, the time within which orders must be filled, obligations to customers if orders are not shipped within a specified period of time, and the time within which refunds must be paid if the ordered merchandise is unavailable or returned. Congress has enacted legislation to specifically regulate online commerce and communications and has addressed such issues as the transmission of certain materials to children, intellectual property protection, and taxation. We believe that we are in compliance with applicable statutes and regulations, however, should such statutes and regulations be amended or interpreted more stringently, we may be unable to remain in compliance and may incur penalties and fines for noncompliance. Other legislation could result in additional regulation or prohibition of the transmission of certain types of content over the Internet. If such legislation were deemed to apply to our business, it could limit the type of business that we could pursue or increase the costs to ensure compliance.

There is no assurance that our common stock will be cleared to trade on the Over-the-Counter Bulletin Board.

We expect that a market maker will file a Form 211 with the National Association of Securities Dealers (the “NASD”) to have our Common Stock quoted on the OTC Bulletin Board. However, we cannot assure you that our common stock will ever be quoted on the OTC Bulletin Board or any other exchange or electronic medium.

Trading on the OTC Bulletin Board may be sporadic because it is not a stock exchange, and stockholders may have difficulty reselling their shares.

We expect that our common stock will be quoted on the OTC Bulletin Board. Trading in stock quoted on the OTC Bulletin Board is often thin and characterized by wide fluctuations in trading prices, due to many factors that may have little to do with the our operations or business prospects. Moreover, the OTC Bulletin Board is not a stock exchange, and trading of securities on the OTC Bulletin Board is often more sporadic than the trading of securities listed on a quotation system like NASDAQ or a stock exchange like AMEX. Accordingly, you may have difficulty reselling any of the shares you purchase from the selling stockholders.

Some of our existing stockholders can exert control over us and may not make decisions that are in the best interests of all stockholders.

As of November 30, 2008, officers, directors, and stockholders holding more than 5% of our outstanding shares collectively controlled approximately 92% of our outstanding common stock, without taking into account shares of common stock issuable upon conversion of any convertible securities. As a result, these stockholders, if they act together, would be able to exert a significant degree of influence over our management and affairs and over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Accordingly, this concentration of ownership may harm the market price of our shares by delaying or preventing a change in control of us, even if a change is in the best interests of our other stockholders. In addition, the interests of this concentration of ownership may not always coincide with the interests of other stockholders, and accordingly, they could cause us to enter into transactions or agreements that we would not otherwise consider.

In addition, Steven Rhodes, our Chief Financial Officer, was granted an option to purchase 10,000 shares of Class A Preferred Stock of CMI, which, if issued, will vote on all matters with the holders of CMI common stock on a one thousand votes per share basis. Although it is a condition to the exercise of the option that Steven Rhodes execute an Administrative Agreement that restricts his ability to engage in certain actions, the option, together with the current board composition of Propell, allow Steven Rhodes to continue to be in a position to exert substantial control over CMI. The interests of this concentration of ownership may not always coincide with the interests of Propell. Therefore, until such time as Steven Rhodes does not have such control, we will classify our interest in Crystal Magic as an investment accounted for under the cost method.

We are subject to the risk that Steven Rhodes could have control of Crystal Magic and Crystal Magic’s interests may not coincide with the interests with Propell.

We are subject to the risk that Propell may be obligated to fund expenses and possibly losses of Crystal Magic if Steven Rhodes exercises his option to take voting control of Crystal Magic and causes an Administrative Services Agreement to go into effect that restricts his ability to engage in certain actions without Propell’s consent. Although it is a condition to the exercise of the option that Mr. Rhodes execute the Administrative Agreement, an inherent conflict of interest will exist by reason of Mr. Rhodes’ ability to exert control over both Propell and Crystal Magic, even though Propell and Crystal Magic’s interests may not always coincide. Pursuant to the terms of the Administrative Services Agreement, in addition to receiving all revenue of Crystal Magic in excess of certain debt payments, Propell will be required to pay the expenses of Crystal Magic in accordance with an approved budget, which payments may directly benefit Mr. Rhodes. In addition, the existence of the option, prior to its exercise, together with the current board composition of Propell, allows Mr. Rhodes to continue to be in a position to exert substantial control over Crystal Magic.  Mr. Rhodes and Ed Bernstein are the only members of the board of each of Propell Corporation and Crystal Magic. Mr. Rhodes’ option permits him to purchase 10,000 shares of Class A Preferred Stock of Crystal Magic, which, if issued, will vote on all matters with the holders of Crystal Magic common stock on a one thousand votes per share basis, and will allow Mr. Rhodes and not Propell to have voting control of Crystal Magic. For the year ended December 31, 2007 and December 31, 2006, Crystal Magic had revenue of $4,129,130 and $4,517,411, respectively, cost of goods sold of $761,432 and $754,045, respectively, operating expenses of $3,676,338 and $3,987,523, respectively, and incurred a loss of $308,640 and $224,157, respectively.

We cannot guarantee that an active trading market will develop for our common stock.

There is no public market for our Common Stock and there can be no assurance that a regular trading market for our Common Stock will ever develop or that, if developed, it will be sustained. Therefore, purchasers of our Common Stock should have a long-term investment intent and should recognize that it may be difficult to sell the shares, notwithstanding the fact that they are not restricted securities. We cannot predict the extent to which a trading market will develop or how liquid a market might become.

There may be future dilution of our common stock.

If we sell additional equity or convertible debt securities, those sales could result in additional dilution to our stockholders.

We have incurred operating losses in the past and may not be able to sustain profitability in the future. Recent accounting changes may make it more difficult for us to sustain profitability.

Each of our subsidiaries and their predecessors have periodically experienced operating losses. If we are unable to produce our products and provide our services at commercially reasonable costs, if revenues decline or if our expenses exceed our expectations, we may not be able to sustain or increase profitability on a quarterly or annual basis. Also, we expect to be a publicly traded company, and will therefore be subject to the Sarbanes-Oxley Act of 2002, which will soon require that our internal controls and procedures comply with Section 404 of the Sarbanes-Oxley Act. We expect compliance to be costly and it could impact our results of operations in future periods. In addition, the Financial Accounting Standards Board now requires us to follow Statement No. 123, “Share Based Payment,” or SFAS No. 123R. Under SFAS No. 123R, companies must calculate and record in their statement of operations the cost of equity instruments, such as stock options or restricted stock, awarded to employees for services. We expect that we will use stock options to attract, incentivize and retain our employees and will therefore incur the resulting stock-based compensation expense. This will continue to adversely affect our operating results in future periods.

We have a limited operating history as a combined entity, which makes it difficult to evaluate our business and prospects for the future.

We have only a limited operating history as a combined entity on which investors can base an evaluation of our business and future prospects. We face many risks, uncertainties, expenses and difficulties. To address these risks and uncertainties, we must do the following:

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maintain and increase our number of customers;

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maintain and enhance our brand;

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maintain and grow our website and customer operations;

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continue to enhance and innovate in our kiosk offerings to remain competitive;

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expand our penetration in the promotional products industry;

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market and expand Crystal Magic’s theme park offerings;

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successfully execute our business and marketing strategy;

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continue to develop and upgrade our technology and information processing systems;

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continue to enhance our service to meet the needs of a changing market;

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provide superior customer service;

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respond to competitive developments; and

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attract, integrate, retain and motivate qualified personnel.

We may be unable to accomplish one or more of these things, which could cause our business to suffer.

Interruptions to our information technology systems, availability of retail facilities, kiosk manufacturing, personalized--product production processes or customer service operations could damage our reputation and brand and substantially harm our business and results of operations.

The satisfactory performance, reliability and availability of our information technology systems, kiosk manufacturing, personalized-product production processes and customer service operations are critical to our reputation, and our ability to attract and retain customers and maintain adequate customer satisfaction. Any interruptions that result in reduced order fulfillment performance or customer service could result in negative publicity, damage our reputation and brand and cause our business and results of operations to suffer.

For Crystal Magic’s theme park sales, Crystal Magic depends in part on its partners to make available and maintain certain aspects of its retail locations, such as facilities at Disney World, Disneyland and Universal Studios theme parks. Remodeling or other activities at these theme parks may result in Crystal Magic’s inability to sell products for the duration of such activities. In January 2008, Walt Disney World closed one of Crystal Magic’s stores for renovation for a period of 28 days, which adversely affected Crystal Magic’s revenue for the first quarter of 2008. Crystal Magic may not be informed in advance or offered other locations to sell its products during such remodeling. Our business interruption insurance policies do not address all potential causes of business interruptions that we may experience, and any proceeds we may receive from these policies in the event of a business interruption may not fully compensate us for the revenues we may lose.

We may have difficulty managing our growth and expanding our operations successfully.

As a result of our merger in April 2008 and acquisitions in May 2008, we and our subsidiaries have website operations, manufacturing facilities, business offices and retail locations in Orlando, Florida, and northern and southern California. Our growth has placed, and will continue to place, a strain on our and their administrative and operational infrastructure. Our ability to manage our operations and growth will require us and each of our subsidiaries to continue to refine our operational, financial and management controls, human resource policies and reporting systems.

If we or our subsidiaries are unable to manage future expansion, neither we nor they may be able to implement improvements to our or their controls, policies and systems in an efficient or timely manner and may discover deficiencies in existing systems and controls. Our and their ability to provide high-quality products, service and customer support could be compromised, which would damage our reputation and brand and substantially harm our and their business and results of operations.

Competitive pricing pressures may harm our business and results of operations.

Demand for our products and services and those of our subsidiaries is sensitive to price. Many external factors, including our production and personnel costs and our competitors’ pricing and marketing strategies, can significantly impact our pricing strategies. If we or our subsidiaries fail to meet our customers’ price expectations, we or they could lose customers, which would harm our and their business and results of operations.

The loss of key personnel and an inability to attract and retain additional personnel could affect our ability and the ability of our subsidiaries to successfully grow our and their business.

We and our subsidiaries are highly dependent upon the continued service and performance of our senior management team and key technical, marketing and production personnel, some of whom have formed critical relationships with the companies with whom we and our subsidiaries have contracts. The loss of these key employees, several of whom is “at will” and may terminate his or her employment relationship with us or our subsidiaries at any time, may significantly delay or prevent the achievement of our business objectives and the business objectives of our subsidiaries.

We believe that our future success and the success of our subsidiaries will also depend in part on our and their continued ability to identify, hire, train and motivate qualified personnel. We and they face intense competition for qualified individuals from numerous technology, marketing, financial services, manufacturing and e-commerce companies. Neither we nor our subsidiaries may be able to attract and retain suitably qualified individuals who are capable of meeting our or our subsidiaries’ growing operational and managerial requirements, or we or our subsidiaries may be required to pay increased compensation in order to do so. Our failure or the failure of our subsidiaries to attract and retain qualified personnel could impair our or our subsidiaries’ ability to implement our or their business plan.

The success of our business depends on continued consumer and retailer adoption of digital photography.

Our growth is highly dependent upon the continued adoption by consumers and retailers of digital photography. The digital photography market is rapidly evolving, characterized by changing technologies, intense price competition, additional competitors, evolving industry standards, frequent new service announcements and changing consumer demands and behaviors. To the extent that consumer adoption of digital photography does not continue to grow as expected, our revenue growth would likely suffer. Moreover, we face significant risks that, if the market for digital photography evolves in ways that we are not able to address due to changing technologies or consumer behaviors, pricing pressures, or otherwise, our current products and services may become less attractive, which would likely result in the loss of customers, as well as lower net revenues and/or increased expenses.

Crystal Magic’s net revenues and results of operations are affected by the level of vacation and other travel by our customers, particularly in our theme park operations, and any declines or disruptions in the travel industry could harm its business.

Because vacation and other travel is one of the primary occasions in which Crystal Magic’s customers visit theme parks as well as utilize their digital cameras, the revenue of Crystal Magic is affected by the level of vacation and other travel by its customers. Accordingly, downturns or weaknesses in the travel industry or the economy in general can harm Crystal Magic’s business. In fact, Crystal Magic expects a significant reduction in theme park sales in the upcoming quarter as a result of economic conditions in general. Travel expenditures are sensitive to business and personal discretionary spending levels and tend to decline during general economic downturns. Events or weakness that could negatively affect the travel industry and related spending include economic conditions, price escalation in the airline industry or other travel-related industries, airline or other travel related strikes, safety concerns, including terrorist activities, inclement weather and airline bankruptcies or liquidations. In addition, high gasoline prices may lead to reduced travel in the United States. Any decrease in vacation or travel could harm Crystal Magic’s net revenues and results of operations.

Maintaining and improving our financial controls and the requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

We expect to become a public company. As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and the rules and regulations of an exchange or the OTC-Bulletin Board. The requirements of these rules and regulations will likely continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming or costly and may also place undue strain on our personnel, systems and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and effective internal control over financial reporting. Significant resources and management oversight are required to design, document, test, implement and monitor internal control over relevant processes and to, remediate any deficiencies. As a result, management’s attention may be diverted from other business concerns, which could harm our business, financial condition and results of operations. These efforts also involve substantial accounting related costs.

Our stock price may be volatile or may decline regardless of our operating performance.

The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•

price and volume fluctuations in the overall stock market;

•

changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

•

the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•

ratings downgrades by any securities analysts who follow our company;

•

the public’s response to our press releases or other public announcements, including our filings with the SEC;

•

announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

•

introduction of technologies or product enhancements that reduce the need for our products;

•

market conditions or trends in our industry or the economy as a whole;

•

the loss of key personnel;

•

lawsuits threatened or filed against us;

•

future sales of our common stock by our executive officers, directors and significant stockholders; and

•

other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

We may issue preferred stock with greater rights than our common stock.

Our Certificate of Incorporation authorizes the Board of Directors to issue up to 10 million shares of preferred stock, par value $.001 per share. The preferred stock may be issued in one or more series, the terms of which may be determined by the Board of Directors at the time of issuance without further action by stockholders, and may include voting rights (including the right to vote as a series on particular matters), preferences as to dividends and liquidation, conversion and redemption rights and sinking fund provisions. Any preferred stock that is issued may rank ahead of our common stock, in terms of dividends, liquidation rights and voting rights that could adversely affect the voting power or other rights of the holders of our common stock. In the event of such an issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change of control of our company. Any delay or prevention of a change of control transaction or changes in our board of directors or management could deter potential acquirers or prevent the completion of a transaction in which our stockholders could require substantial premium over the then current market price per share. No preferred stock is currently outstanding and we have no current plans to issue any preferred stock. However, the issuance of any such preferred stock could materially adversely affect the rights of holders of our common stock, and therefore could reduce the value of the common stock and deprive shareholders of the right to sell their shares at a premium over prevailing market prices.

FORWARD-LOOKING STATEMENTS

Some of the matters discussed within this prospectus include forward-looking statements. In some cases you can identify forward- looking statements by terminology such as “may,” “should,” “potential,” “continue,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” and similar expressions. These statements are based on our current beliefs, expectations, and assumptions and are subject to a number of risks and uncertainties, including the Risk Factors discussed in this prospectus. Actual results and events may vary significantly from those discussed in the forward-looking statements.

These forward-looking statements may include, among other things, statements relating to the following matters:

•

our ability to launch new e-commerce initiatives

•

results of our initial roll-outs with partners, such as AmerisourceBergen

•

consumers’ level of adoption of our initiatives

These forward-looking statements are made as of the date of this prospectus, and we assume no obligation to update these statements other than as required by law.

WHERE YOU CAN GET MORE INFORMATION

In accordance with the Securities Act of 1933, we filed with the SEC a registration statement on Form S-1 covering the securities in this offering. As permitted by rules and regulations of the SEC, this prospectus does not contain all of the information in the registration statement. For further information regarding both our company and the securities in this offering, we refer you to the registration statement, including all exhibits and schedules, which you may inspect without charge at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549 on official business days during the hours of 10:00 a.m. to 3:00 p.m. You may obtain information on the operation of the Public Reference room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission. The address of this Internet site is (http://www.sec.gov).

We expect to be subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, and in accordance with the Securities Exchange Act of 1934, we expect to file annual, quarterly and special reports, and other information with the SEC. These periodic reports and other information will be available for inspection and copying at the public reference facilities and website of the SEC referred to above. You also may request a copy of the registration statement and these filings by writing or calling us at 336 Bon Air Center, No. 352, Greenbrae, CA 94904, telephone number (415) 747-8775.

USE OF PROCEEDS

We will not receive any proceeds from sale of the shares of common stock covered by this prospectus by the selling stockholders.

DESCRIPTION OF OUR AUTHORIZED CAPITAL

Our authorized capital consists of 75 million shares of common stock, par value $.001 per share and 10 million shares of preferred stock, par value $.001 per share. As of November 30, 2008, 9,908,952 shares of our common stock were outstanding and no shares of our preferred stock were outstanding.

Holders of our common stock have the right to cast one vote for each share of stock in their name on the books of our company, whether represented in person or by proxy, on all matters submitted to a vote of holders of common stock, including election of directors. There is no right to cumulative voting in election of directors. Except where a greater requirement is provided by statute or by the certificate of incorporation, or in the by-laws, the presence, in person or by proxy duly authorized, of the one or more holders of a majority of the outstanding shares of our common stock constitutes a quorum for the transaction of business. The vote by the holders of a majority of outstanding shares is required to effect certain fundamental corporate changes such as liquidation, merger, or amendment of our articles of incorporation.

There are no restrictions in our articles of incorporation or by-laws that prevent us from declaring dividends. The Delaware General Corporation Law does, however, prohibit us from declaring dividends where, after giving effect to the distribution of the dividend (1) we would not be able to pay our debts as they become due in the usual course of business or (2) our total assets would be less than the sum of our total liabilities plus the amount that would be needed to satisfy the rights of stockholders who have preferential rights superior to those receiving the distribution.

We have not declared any dividends, and we do not plan to declare any dividends in the foreseeable future.

Holders of our common stock are not entitled to preemptive rights, and no redemption or sinking fund provisions are applicable to our common stock. All outstanding shares of our common stock are fully paid and non-assessable.

Certain Anti-Takeover Effects of Law

We are subject to the business combination provisions of Section 203 of Delaware corporation law. In general, such provisions prohibit a publicly held Delaware corporation from engaging in various business combination transactions with any interested stockholder (in general, a stockholder owning 15% of a corporation’s outstanding voting securities) for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

(i)

the transaction is approved by the corporation’s board of directors prior to the date the stockholder became an interested stockholder;

(ii)

upon consummation of the transaction which resulted in the stockholder’s becoming an interested stockholder, the stockholder owned at least 85% of the shares of stock entitled to vote generally in the election of directors of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentiality whether shares held subject to the plan will be tendered in a tender or exchange offer; or

(iii)

on or after such date, the business combination is approved by the board of directors and authorized by the affirmative vote of at least 66 2/3% of such outstanding voting stock not owned by the interested stockholder.

Our Outstanding Convertible Notes

We also have outstanding 3% non-recourse convertible promissory notes in the principal amount of $1,730,000 held by 18 noteholders. These promissory notes automatically convert into shares of our common stock at a rate of one share of common stock for each $.50 of principal, at the close of our anticipated PIPE (private investment in public equity) financing, or at a 25% discount to the PIPE price, whichever is less.

MANAGEMENT’S DISCUSSION AND ANALYSIS (MD&A) OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is intended to help the reader understand our results of operations and financial condition.

Our discussion and analysis of our financial condition and results of operations are based upon the condensed financial statements for AMS for the years’ ended 2006 and 2007, our consolidated financial statement as of September 30, 2008 and our pro forma results of operations as of September 30, 2008, which have been prepared in accordance with accounting principles generally accepted in the United States. For accounting purposes, our interest in Crystal Magic, Inc. has been classified as an investment in our balance sheet and is accounted for under the cost method of accounting. At the time of the merger, Crystal Magic had a stockholders’ deficit and thus we determined the carrying value of this investment in our financial statements to be zero. We do anticipate in the near future making the necessary legal, financial and organizational changes in the structure of Crystal Magic such that it will become part of our consolidated financial statements for accounting purposes. While we expect to add independent directors to our board and have requested a modification of Crystal Magic’s agreements with Disney to eliminate the requirement that Steve Rhodes maintain control of Crystal Magic, there can be no assurance as to if or when either will occur. Crystal Magic engaged in the initial merger with Propell for the purpose of consolidating revenue, expenses and resources and Mr. Rhodes has orally confirmed his intent to cede control upon modification of Crystal Magic’s agreements with Disney; however, it may still not be in the economic interest of Mr. Rhodes to surrender control of Crystal Magic. See “DESCRIPTION OF SECURITIES-Crystal Magic, Inc. Preferred Stock.” The revenue derived from the operations of Mountain Capital, LLC is reflected in our revenue and expenses in our income statement and our investment in Auleron 2005, LLC is accounted for as an asset purchase. The operations of Auleron 2005, LLC have been temporarily discontinued. We determined the net fair market value of the assets and liabilities of Auleron 2005, LLC to be immaterial to our consolidated financial statements. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of any contingent liabilities at the financial statement date and reported amounts of revenue and expenses during the reporting period. On an on-going basis we review our estimates and assumptions. Our estimates are based on our historical experience and other assumptions that we believe to be reasonable under the circumstances. Actual results are likely to differ from those estimates under different assumptions or conditions. Our critical accounting policies, the policies we believe are most important to the presentation of our financial statements and require the most difficult, subjective and complex judgments are outlined below in “Critical Accounting Policies.”

FORWARD-LOOKING STATEMENTS

Certain statements made in this report may constitute “forward-looking statements on our current expectations and projections about future events.” These forward-looking statements involve known or unknown risks, uncertainties and other factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases you can identify forward-looking statements by terminology such as “may,” “should,” “potential,” “continue,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” and similar expressions. These statements are based on our current beliefs, expectations, and assumptions and are subject to a number of risks and uncertainties. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. These forward- looking statements are made as of the date of this report, and we assume no obligation to update these forward-looking statements whether as a result of new information, future events, or otherwise, other than as required by law. In light of these assumptions, risks, and uncertainties, the forward-looking events discussed in this report might not occur and actual results and events may vary significantly from those discussed in the forward-looking statements.

Overview

Propell Corporation is a Delaware corporation and was originally formed on January 29, 2008 as CA Photo Acquisition Corp. On April 10, 2008 Crystal Magic, Inc. (“CMI”) merged with an acquisition subsidiary of ours formed solely for the purpose of the merger. Crystal Magic was the surviving corporation, thus becoming our wholly owned subsidiary. As part of this transaction, we issued an aggregate of 5,400,000 shares to the former shareholders of CMI, thus giving the CMI shareholders 100% of our outstanding stock. Due to the significant influence that Steven Rhodes could exert with respect to Crystal Magic, CMI has been classified as an investment on Propell’ s balance sheet and has been accounted for under the cost method. Subsequent to this event, on May 6, 2008, we acquired each of Mountain Capital, LLC (d/b/a Arrow Media Solutions) (“AMS”) and Auleron 2005, LLC (d/b/a Auleron Technologies) (“AUL”) and made each a wholly owned subsidiary of ours. A total of 2,094,864 shares of the Company’s common stock were issued to the members of Mountain Capital, LLC and a total of 136,088 shares of the Company’s common stock were issued to the members of AUL. We accounted for the acquisition of AMS using the Purchase Method provided for in SFAS 141 – “Business Combinations” and allocated the purchase price to the assets and liabilities that were acquired, based on their fair values. We accounted for our investment in AUL as an asset purchase. The mergers were completed in order to form a consolidated enterprise with subsidiaries that each have experience in complementary parts of the imaging and personalized products industries, and to expand their capabilities both online and at retail.

Our reportable businesses are more fully individually described below under “Operating Model and Reporting Structure.”

Our plan of operations

Our current operations involve sales and operations from two of our subsidiaries, CMI and AMS, as well as Propell. For accounting purposes, our interest in Crystal Magic, Inc. has been classified as an investment in our balance sheet and is accounted for under the cost method of accounting. At the time of the merger, Crystal Magic had a stockholders’ deficit and thus we determined the carrying value of this investment in our financial statements to be zero. We do anticipate in the near future making the necessary legal, financial and organizational changes in the structure of Crystal Magic such that it will become part of our consolidated financial statements for accounting purposes. While we expect to add independent directors to our board and have requested a modification of Crystal Magic’s agreements with Disney to eliminate the requirement that Steve Rhodes maintain control of Crystal Magic, there can be no assurance as to if or when either will occur. Crystal Magic engaged in the initial merger with Propell for the purpose of consolidating revenue, expenses and resources and Mr. Rhodes has orally confirmed his intent to cede control upon modification of Crystal Magic’s agreements with Disney; however, it may still not be in the economic interest of Mr. Rhodes to surrender control of Crystal Magic. See “DESCRIPTION OF SECURITIES-Crystal Magic, Inc. Preferred Stock.” The revenue derived from the operations of Mountain Capital, LLC is reflected in our revenue and expenses in our income statement and our investment in Auleron 2005, LLC is classified as an asset purchase. The operations of Auleron 2005, LLC have been temporarily discontinued. We determined the net fair market value of the assets and liabilities of Auleron 2005, LLC to be immaterial to our consolidated financial statements.

CMI’s core business began nearly a decade ago by using proprietary laser technology to create three-dimensional laser images engraved inside solid crystal blocks (such as paperweights) based on photographs of consumers, which then are visible engraved inside the crystal, and are sold as gifts in company-owned stores within Disney and Universal theme parks, and later expanded to a wide range of image-based merchandise, such as mugs, T-shirts and other merchandise upon which personal photos, logos or other artwork are printed, offered through mass market retail. The company’s founder has long-standing relationships with Disney, Universal Studios and other entertainment locations. Today, our CMI division’s products are sold at Disney World, Disneyland and Universal theme parks, as well as on a wholesale basis to retailers, to small and large corporate clients, and through the proprietary online system that allows partners to create “Web Stores on Demand” (also marketed as PropellStores). This system provides a special web site at which a customer-whether a business, group, or individual-can design and set up a web store featuring their own logos, photos or other artwork. That web store can then be embedded into the customer’s own web site. We then operate that store for the customer, taking orders, manufacturing and shipping product and paying a share of our the revenue to the customer.

Propell believes the Web Stores on Demand product opens up substantial new opportunities and channels by providing e- commerce web sites with the opportunity to easily integrate a personalized merchandise online store into their own site with little effort or cost. CMI will perform the fulfillment, manufacturing, shipping and billing of these product(s). The Web Stores on Demand product is a key part of our strategy for 2008 and beyond. CMI also has a long track record delivering personalized image-based products to the $19.4 billion promotional, incentive and award products industry, delivering quantities anywhere from one unit to over 500,000 in a single order. CMI has served these markets since 2001, and sees opportunity to leverage the Web Stores on Demand product’s capabilities to expand its efforts in the promotional products category.

AMS provides digital photo kiosk solutions for retail. In its traditional business, AMS has focused on partners in “nontraditional” channels – retailers who previously had limited presence in the photo category. For example, through our relationship with AmerisourceBergen, we enable independent drug stores and small chains to offer photo services comparable with those provided by mass-market chains such as Walgreens or CVS. Arrow Media Solution’s growth rate accelerated during the last two years following its relationship with AmerisourceBergen.

Traditionally, AMS has sold its kiosks directly to the retail channel at a suggested retail of approximately $13,500 each, while also gaining revenue from the sale of supplies and other products. Under this model, profits from the sale of retail kiosk units are retained by the retail owner. AMS intends to move towards a shared revenue model, where AMS will bear the cost of providing the kiosk, while the retailer pays a monthly maintenance fee and receives a share of the revenue. Although this new model requires a larger initial investment by AMS, management believes revenue from this new business model will surpass its traditional model for two reasons: (a) retailers are more likely to place the kiosks at their locations, as the barrier to entry (the initial cost) is eliminated; consequently, as more and more locations are procured, more and more customers are introduced to AMS’s products and (b) based on internal analysis, management believes the return on investment for each kiosk under this model is 18 months; accordingly, AMS share of the profits then henceforth will be realized income that was not available via its traditional model.

Our ability to continue to execute on our plan of operations is contingent on our ability to raise additional capital to launch our Internet initiatives and expand marketing for our existing operations. We have used $1.55 million of the $1.75 million we raised over the last nine months in the form of convertible notes. The approximate $200,000 that remains is not sufficient capital to last the next 12 months. It is our intent to raise significant additional capital once our common stock is approved for trading.

OPERATING MODEL AND REPORTING STRUCTURE

PROPELL CORPORATION

For the purposes of this MD&A, we shall report individually on AMS for the years ended 2006 and 2007. We shall also provide consolidated financial statements for Propell for the nine and three months ended September 30, 2008, which shall include AMS from the merger date, May 6, 2008 through September 30, 2008 and Propell beginning January 29, 2008 but do not include the revenue or expenses of CMI or AUL. For accounting purposes, our interest in Crystal Magic, Inc. has been classified as an investment in our balance sheet and is accounted for under the cost method of accounting. At the time of the merger, Crystal Magic had a stockholders’ deficit and thus we determined the carrying value of this investment in our financial statements to be zero. We do anticipate in the near future making the necessary legal, financial and organizational changes in the structure of Crystal Magic such that it will become part of our consolidated financial statements for accounting purposes. While we expect to add independent directors to our board and have requested a modification of Crystal Magic’s agreements with Disney to eliminate the requirement that Steve Rhodes maintain control of Crystal Magic, there can be no assurance as to if or when either will occur. Crystal Magic engaged in the initial merger with Propell for the purpose of consolidating revenue, expenses and resources and Mr. Rhodes has orally confirmed his intent to cede control upon modification of Crystal Magic’s agreements with Disney; however, it may still not be in the economic interest of Mr. Rhodes to surrender control of Crystal Magic. See “DESCRIPTION OF SECURITIES-Crystal Magic, Inc. Preferred Stock.” The revenue derived from the operations of Mountain Capital, LLC is reflected in our revenue and expenses in our income statement. We accounted for our investment in Auleron 2005, LLC as an asset purchase. The operations of Auleron 2005, LLC have been temporarily discontinued. We determined the net fair market value of the assets and liabilities of Auleron 2005, LLC to be immaterial to our consolidated financial statements. Additionally, we shall on a pro forma basis provide a comparative analysis of the combined entities for the nine and three months ended September 30, 2008 and 2007. Management believes that the pro forma financials are relevant, material, and necessary for prospective investors to properly evaluate an investment in Propell.

Critical Accounting Policies

Management believes that the critical accounting policies and estimates discussed below involve the most complex management judgments due to the sensitivity of the methods and assumptions necessary in determining the related asset, liability, revenue and expense amounts. Specific risks associated with these critical accounting policies are discussed throughout this MD&A, where such policies have a material effect on reported and expected financial results. For a detailed discussion of the application of these and other accounting policies, refer to the individual Notes to the Financial Statements for the years ended December 31, 2006 and 2007 and the periods ended September 30, 2008.

Revenue Recognition

The Company recognizes revenues when products are shipped or services are delivered to customers, pricing is fixed or determinable, and collection is reasonably assured. Net revenues include product sales net of returns and allowances.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Estimates are based on historical experience, management expectations for future performance, and other assumptions as appropriate. Key areas affected by estimates include the assessment of the recoverability of long-lived assets, which is based on such factors as estimated future cash flows. We re-evaluate estimates on an ongoing basis; therefore, actual results may vary from those estimates.

Fair Values of Financial Instruments

The carrying values of cash, accounts receivable, accounts payable and accrued expenses approximate the fair values of these instruments due to their short-term nature. The carrying amount for borrowings under the financing agreement approximates fair value because of the variable market interest rates charged for these borrowings. We adopted SFAS No. 157, Fair Value Measurements, for financial assets and financial liabilities in the first quarter of fiscal 2008, which did not have an impact on our financial statements.

In accordance with FASB Staff Position (“FSP FAS”) 157-2, Effective Date of FASB Statement No. 157, we deferred application of SFAS No. 157 until January 1, 2009, the beginning of our next fiscal year, in relation to nonrecurring nonfinancial assets and nonfinancial liabilities including goodwill impairment testing, asset retirement obligations, long-lived asset impairments and exit and disposal activities.

Concentration of Credit Risk

Financial instruments, which potentially subject us to concentrations of credit risk, consist of cash and cash equivalents and accounts receivable. We place our cash with high quality financial institutions and at times may exceed the FDIC insurance limit. We extend credit based on an evaluation of the customer’s financial condition, generally without collateral. Exposure to losses on receivables is principally dependent on each customer’s financial condition. We monitor our exposure for credit losses and maintain allowances for anticipated losses, as required.

Recently Issued Accounting Standards

For a discussion of the adoption and potential impacts of recently issued accounting standards, refer to the “Recently Issued Accounting Standards” section of Note 1, “Summary of Significant Accounting Policies,” in the Notes to Financial Statements.

Liquidity and Capital Resources

Nine Months Ended September 30, 2008 - Cash Flow Activity

Propell’s primary sources and uses of cash for the nine months ended September 30, 2008, included losses from continuing operations, adjusted for non-cash items of income and expense and working capital needs and an influx of $1,752,780 in cash from nonrecourse convertible promissory notes a portion of which converted into 2,278,000 common shares of the company’s stock. Net cash used in operating activities from continuing operations was $691,376 for the nine months ended September 30, 2008. Propell’s primary sources and uses of cash from operating activities for the period were losses from operations, as adjusted for non-cash items of income and expense which included:

•

An increase in accounts receivables driven by significant seasonal sales of our kiosks as a result of our largest trade show event of the year.

•

An increase in accounts payable related to inventory purchases for our kiosk sales.

•

An increase in deferred revenue relating to extended service contracts for Kiosk units sold by AMS.

•

An increase in prepaid expenses resulting from a marketing services contract we entered into.

•

An increase in accrued expenses resulting from a marketing services contract we entered into and and increase in accrued payroll taxes.

Net cash used in investing activities for the nine months ended September 30, 2008, was $8,646 attributed primarily to the capital expenditures of $8,000 for the acquisition of the Propell.com domain.

Net cash provided by financing activities was $1,121,905 which included $1,752,780 from the issuance of convertible promissory notes that convert into common stock, and was offset by  intercompany loans provided to CMI in the amount of $635,187 to fund its operations. The loans are not evidenced by a note, are not secured by collateral and does not bear interest. The loans were used by Crystal Magic for working capital purposes and to commence the Web Stores on Demand operations. Management believes that Crystal may eventually be able to repay these loans; however, due to our lack of control over Crystal, the loans have been recorded as distributions to affiliate and are reflected as a reduction to our stockholders’ equity. Currently, we are not obligated to fund any expenses of Crystal  Magic;  however, should Steven Rhodes exercise his option for preferred shares, an administrative services agreement will become effective, which requires us to fund expenses of Crystal Magic that are in accordance with its budget, with such budget subject to our approval. See “DESCRIPTION OF SECURITIES-Crystal Magic, Inc. Preferred Stock.”

Off Balance Sheet Arrangements

There are no off balance sheet arrangements.

Contractual Obligations

We have issued non recourse convertible notes in the principal amount of $1,730,000 that bear interest at the rate of 3% per annum and convert to common stock upon acquisition of PIPE financing. The notes have a maturity of one year from their date of issue. If prior to their maturity the notes are not converted into shares of our common stock, we will be obligated to repay the outstanding principal and accrued interest on the notes.

It is a condition to the exercise of the option by Steven Rhodes that CMI enter into an Administrative Services Agreement which provides that CMI agrees to remit to Propell, on a weekly basis, all operating revenue in excess of the amount of its monthly loan obligation payment that it is obligated to pay under its economic injury disaster loan issued to it by the US Small Business Administration (the “SBA”) and the three SBA loans that were issued to it by Liberty National Bank, that it receives from the direct or indirect sales of its products and Propell agrees to make appropriate arrangements for the payment of the expenses incurred by CMI in the operation of its business. Although we are not obligated to pay the loans to the SBA or the bank on behalf of Crystal Magic, we have agreed to indemnify and hold harmless Mr. Rhodes and his wife, who have personally guaranteed the repayment of such loans, from and against any loss, required payments, damage, expense, liability or claim, or actions or proceedings in respect thereof (including, without limitation, reasonable attorneys’ fees and expenses incurred in investigating, preparing or defending against any litigation commenced”) which they may incur or which may be made or brought against them as a result of a demand for payment made against them by the SBA or the bank with respect to the guarantee under such loans. For the year ended December 31, 2007 and 2006 and the nine months ended September 30, 2008, CMI’s expenses exceeded its revenue.

We are also subject to the risk that our liquidity will be impacted by our obligation to fund expenses and possibly losses of Crystal Magic if the administrative agreement is effective. For the year ended December 31, 2007 and December 31, 2006, Crystal Magic had revenue of $4,129,130 and $4,517,411, respectively, cost of goods sold of $ 761,432 and $754,045, respectively, operating expenses of $3,676,338 and $3,987,523, respectively, and incurred a loss of $308,640 and $224,157, respectively. We agreed to assume the obligation’s of Crystal Magic if we enter into the option agreement because the administrative agreement allows us to preserve our relationship with Disney while at the same time allowing us to benefit from the revenue of Crystal Magic and pay its expenses subject to a budget approved by our board of directors. Crystal Magic is obligated to make lease payments over the next five years in the amounts of $48,598, $50,056, $51,557, $53,104 & $54,697 respectively. Crystal Magic is obligated to make SBA principal & interest payments for the next five years in the amount of $216,713, $192,269, $111,254, $98,126, $38,284 respectively and thereafter, $478,167.

The following chart represents the lease obligations for Propell & AMS.

Month Ended
		Sep-09	Sep-10	Sep-11	Sep-12	Sep-13	Thereafter
Operating lease obligations	$ 61,457	$ 46,337	$ 15,120	$ -	$ -	$ -	$ -
Total	$ 61,457	$ 46,337	$ 15,120	$ -	$ -	$ -	$ -

Mountain Capital, LLC (d/b/a Arrow Media Solutions) (AMS)

Overview

AMS was formed as a New York LLC on April 21, 2005. Originally headquartered in Lake Placid, AMS provides digital photo gifting kiosks for retail businesses such as independently owned drug stores, gift stores and other specialty retailers. Historically, AMS has focused on “nontraditional” channels – retailers who previously had limited presence in the photo category. AMS believes its kiosks help retailers address their goals of driving store visits by customers, and increasing customer loyalty.

In 2006, AMS secured a relationship with AmerisourceBergen (“NYSE:ABC”), a large U.S. healthcare company. AMS generated $1,102,672 in revenues from this relationship in 2007 which represented 79% of its total revenue and $585,990 in 2006 which represented 38% of its total revenue.

On a pro forma basis, AMS generated $1,137,665 in net revenues in 2007 and $1,092,472 in net revenues for the nine months ended September 30, 2008. On a pro forma basis, this revenue would have accounted for 100% of Propell’s revenue for the year ended December 31, 2007, if the mergers had occurred prior to December 31, 2007, and 100% of pro forma net revenue for the nine months ended September 30, 2008.

NOTE: As of December 31, 2007 and 2006, AMS had shared payroll, office expenses and rent with A UL in the amount of $168,952 and $97,623, respectively. Additionally, AMS also contracted services from A UL in the amount of $34,895 in 2007 and $43, 785 in 2006.

Critical Accounting Policies

For a discussion of the adoption and potential impacts of critical accounting policies, refer to the “Critical Accounting Policies” section of Note 2 “Summary of Significant Accounting Policies,” in the Notes to Financial Statements.

Recently Issued Accounting Standards

For a discussion of the adoption and potential impacts of recently issued accounting standards, refer to the “Recently Issued Accounting Standards” section of Note 14, “Summary of Significant Accounting Policies,” in the Notes to Financial Statements.

Results of Operations for the Years Ended December 31, 2007 and 2006

	2007	% of Sales	2006	% of Sales	Increase / (Decrease)	% Change
Total sales	$ 1,403,305		$ 1,539,178		$ (135,873)	-9%
Less: Cost of goods sold	937,603	67%	1,258,956	82%	(321,353)	-26%
Gross profit	465,702	33%	280,222	18%	185,480	66%
Selling, general and administrative exp.	806,736	57%	840,237	55%	(33,501)	-4%
Loss from operations before interest, other income (expense), and income taxes	$ (341,034)	-24%	$ (560,015)	-36%		39%

Year-over-year revenue decreased 9%. In the first half of 2006, AMS aggressively sold its legacy inventory at or near cost resulting in $205,519 in revenue. Discounting these sales, AMS showed a year-over-year revenue increase of 5%. This 5% sales increase is primarily attributable to the sales of consumable items (paper & ink) which increased by $37,503 or 31% of sales, kiosk installation services which increased by $32,278 or 62% and a one time fee of $25,000 for customization.

Cost of goods sold decreased from 82% to 67% year over year. After discounting sales associated with the sale of its legacy inventory, cost of goods sold decreased by $116,758 primarily attributable to reduced costs of software utilized with its kiosks by 43% or $72,455 as well as reduced costs of manufacturing its kiosks by 8% or 54,258 year over year.

Gross profit increased due to efficiencies and a new product design resulting in lower costs. In addition, AMS saw better pricing from its suppliers due to volume pricing, most notably in the area relating to consumable sales where volume pricing increased gross margins by 16% on average.

Year-over-year SG&A decreased overall by 4%. There were decreases in most of the expenses, the largest being a $ 126,651 decrease in marketing expenses, which decrease was offset by an increase in payroll expense.

For the year ended 2006, AMS recorded other expense of approximately $6,000 attributable to the reconciliation of a dispute relating to damaged equipment. For the year ended 2007, AMS recorded other income of approximately $57,000 attributable to a dispute associated with the development of software for its kiosks.

Liquidity and Capital Resources

2007 - Cash Flow Activity

AMS’s primary sources and uses of cash for the year ended December 31, 2007, included loss from continuing operations, adjusted for non-cash items of income and expense, debt payments, capital additions, and working capital needs.

Net cash used in continuing operations from operating activities was $118,361 for the year ended December 31, 2007. AMS’s primary sources of cash from operating activities for the year are earnings from continuing operations, as adjusted for non-cash items of income and expense. AMS’s other primary significant sources and uses of cash in operating activities include a decrease in inventories due to improved operational policies and processes and an increase in accounts receivables as a result of expanding sales.

Net cash used in continuing operations in investing activities for the year ended December 31, 2007, of $9,865 included capital additions of the same amount.  Net cash used in financing activities totaled $42,500 which was used to convert a note payable into member interest (ownership).

2006 - Cash Flow Activity

Primary sources and uses of cash for the year ended December 31, 2006, included loss from continuing operations, adjusted for non-cash items of income and expense, debt payments, capital additions, and working capital needs.

Net cash provided by continuing operations from operating activities was $45,684 for the year ended December 31, 2006. AMS’s primary sources of cash from operating activities for the year are earnings from continuing operations, as adjusted for non-cash items of income and expense. AMS’s other primary sources and uses of cash in operating activities include:

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An increase in accounts receivables as a result of expanding sales.

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A decrease in vendor deposits offset by an increase in inventory.

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A decrease in inventory brought about by aggressive sales of legacy inventory.

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A decease in trade payables brought on by a reduction in legal services and the licensing rather than creation of certain software components.

Net cash used in continuing operations in investing activities for the year ended December 31, 2007, of $228 included capital additions of the same amount.

Net cash provided by financing activities was $228,505, which including notes payable and member contributions which was used for working capital requirements.

Off Balance Sheet Arrangements

There are no off balance sheet arrangements.

Contractual Obligations

On March 1, 2007 the Company entered into a lease agreement to rent office and warehouse space in Brea, California. The term is three years without any renewal options. The lease expense for 2007 was $31,350. The three year commitment requires annual lease payments of $34,200, $35,232, and $36,288 and expires on February 28, 2010.

Crystal Magic, Inc. (CMI)

Overview

CMI was formed as a Florida Corporation on April 10, 1998. Headquartered in Orlando, Florida, CMI provides a family of personalized image-based products and services including 3-D images engraved inside solid crystal, surfaced-etched glass blocks (such as paperweights) based on photographs of consumers, which then are visible engraved inside the crystal, and a wide selection of other imaged-based gifting and promotional products, such as mugs, T-shirts and other merchandise upon which personal photos, logos or other artwork are printed. CMI’s products and services are sold through multiple sales channels including eight company owned retail stores, distributors, other retailers, resellers and a number of e-commerce websites.

CMI categorizes its sales in four unique groups: theme park sales, promotional product sales, reseller sales and Internet/ecommerce sales. CMI generates revenues and profits from the sale of its products, technology and solutions to consumers, businesses and creative professionals.

CMI is currently focused on its go-to-market initiative of reducing manufacturing costs and building a more diverse revenue model, with each revenue stream sharing a common goal: to enable the capture and delivery of images and image related products to consumers and businesses, while concurrently investing in people and technology.

Auleron 2005, LLC (d/b/a Auleron Technologies) (AUL)

Overview

Auleron 2005, LLC (“AUL”) was formed as a New York LLC on March 17, 2005. Originally headquartered in Lake Placid, AUL was originally a service provider to third parties, helping retail, financial and technology organizations install new hardware and software in various locations. In the merger into a subsidiary of Propell, the AUL infrastructure has been maintained to serve the internal needs of AMS, making available an on-call network of over 3,500 technicians (non-employee consultants) to service our clients, giving us the ability to compete with large providers of photo kiosks. Management believes that the ability to manage this network is a highly effective tool in reassuring large customers that we can provide sufficient field support.

In the last quarter of 2007, management decided to temporarily shut down operations of AUL. Consequently as of March 31, 2008, all operations have ceased. Since AUL and AMS had the same ownership structure prior to the mergers, we did not separately negotiate the purchase price of each company. However, based upon the net asset value of each company (AMS was approximately 94% of the net asset value acquired and AUL approximately 6% of the net asset value acquired) the purchase price was allocated such that the former owners of AUL and AMS received 6% and 94% of the aggregate shares issued in connection with the two mergers.

Propell Pro forma

The nine months ended September 30, 2008 compared to the nine months ended September 30, 2007

	9/30/2008	% of Sales	9/30/2007	% of Sales	% change
Arrow Media Services	1,092,472	100%	1,137,665	100%	-4%
Total sales	1,092,472		1,137,665		-4%
Less: Cost of goods sold	681,669	62%	740,064	65%	-8%
Gross profit	410,803	38%	397,601	35%	3%
Selling, general and administrative exp.	1,344,838	123%	443,374	39%	203%
Loss from operations before interest, other income (expense), and income taxes	$ (934,034)	-85%	$ (45,773)	-4%	1941%

All revenue for the nine month period ended September 30, 2008 and 2007 was attributed to operations of AMS. The nine month period ended September 30, 2008 compared with the same period in 2007 revenues decreased 4% primarily due a few kiosk orders that we were unable to ship until October 2008 and gross profit margins increased by 3% in 2008 primarily due to the inclusion in 2007 of the sale of slow moving inventory at reduced prices.

On a pro forma basis, we incurred $1,344,838 in SG & A during the period ended September 30, 2008 as compared to $443,374 in SG & A for the same period in 2007 The period to period increase of $901,464 is primarily attributable to the following items:

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$551,765 relating to Propell which includes payroll expenses of $229,533, insurance costs of $22,005, travel/office/rent of $46,129 and professional fees of $254,098 which includes a one time fee of $100,000 for marketing services.

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$349,699 relating to AMS which includes payroll expenses of $283,499 ($119,318 attributable to the consolidation of management salaries when AUL was temporarily discontinued), insurance costs of $20,335, sales & marketing costs of $35,134, credit card fees of $10,731.

Propell Pro forma

The three months ended September 30, 2008 compared to the three months ended September 30, 2007

	9/30/2008	% of Sales	9/30/2007	% of Sales	% change
Arrow Media Solutions	$ 692,048		$ 869,700		-20%
Total sales	692,048		869,700		-20%
Less: Cost of goods sold	422,343	61%	542,757	62%	-22%
Gross profit	269,705	39%	326,943	38%	-18%
Selling, general and administrative exp.	504,546	73%	188,879	22%	167%
Loss from operations before interest, other income (expense), and income taxes	$ (234,841)	-34%	$ 138,065	16%	-270%

All revenue for the three month period ended September 30, 2008 and 2007 was attributed to operations of AMS. For the quarter ended September 30, 2008, as compared with the same period in 2007, revenues decreased 20% and gross profit decreased 22% primarily due to kiosk orders that we were unable to ship until October 2008.

On a pro forma basis, we incurred $504,546 in SG & A during the three month period ended September 30, 2008 as compared to $188,879 in SG & A for the same period in 2007. The period to period increase of $315,667 is primarily attributable to the following items:

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$197,901 relating to Propell which includes payroll expenses of $126,918, insurance costs of $9,241, travel/office/rent of $15,763 and professional fees of $45,980.

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$117,765 relating to AMS which includes payroll expenses of $61,689 attributable to the consolidation of management salaries when AUL was temporarily discontinued, insurance costs of $10,270, sales & marketing costs of $35,445, travel/office/rent of $5,606 and credit card fees of $4,755.

OUR BUSINESS

This prospectus contains certain forward-looking statements. These forward-looking statements are based on current expectations, estimates and projections about our industry, management’s beliefs, and assumptions made by management. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions, including the Risk Factors set forth in this prospectus. Accordingly, actual results may differ materially from those expressed or forecasted in any such forward-looking statements. Such risks and uncertainties include those risk factors set forth in this prospectus. We assume no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

DESCRIPTION OF OUR BUSINESS

We are an integrated provider of image-based products and services with the mission of leveraging the fundamental transformation of the digital imaging industry. We together with our subsidiaries deliver products and services through multiple channels, including online stores, our own proprietary photo kiosks, independent resellers and company-owned retail stores.

We believe we have built a diverse revenue model, with all revenue streams sharing a common theme of enabling the capture and delivery of images and image related products to consumers and businesses – directly to consumers and small businesses, and in partnership with some of the biggest companies in the United States.

We and Crystal Magic, along with our and Crystal Magic partners, market our products and those of Crystal Magic online, at retail, and through business-to-business partners and resellers. Our current customers and the customers of Crystal Magic include the Walt Disney Co., AmerisourceBergen, and several e-commerce web sites. In addition, our management has a long track record of delivering a variety of consumer and photo products, services and logistics to partners, including Wal-Mart, Walgreens, CVS and Rite-Aid.

In April 2008, Crystal Magic, Inc. merged with and into a wholly owned subsidiary of ours, with Crystal Magic surviving the merger and becoming our subsidiary. In May 2008, each of Mountain Capital, LLC (d/b/a Arrow Media Solutions) and Auleron 2005, LLC (d/b/a Auleron Technologies) merged with and into wholly owned subsidiaries of ours. The result of each of the mergers was that each of Mountain Capital, LLC and Auleron 2005, LLC survived the merger and became wholly owned subsidiaries of ours. The transactions were completed in order to form a consolidated enterprise with subsidiaries that each have experience in complementary parts of the imaging and personalized products industries, and to expand their capabilities both online and at retail.

Central to our strategy is providing multiple methods for customer acquisition -- whether through our or our subsidiaries’ proprietary e-commerce web stores, freestanding digital photo kiosks, or our retail partnerships. Our products and the products of our subsidiaries are then delivered to consumers via multiple channels, including online and brick and mortar resellers, and Crystal Magic owned retail locations at Disney World, Disneyland and Universal theme parks.

Arrow Media Solutions generated $1,403,305 in revenues in 2007, with gross profits for 2007 of $465,702 and gross margin percentage for 2007 of 33%. For the nine months ended September 30, 2008, the combined companies on a pro forma basis generated $1,092,472 in revenues, which does not include revenue generated by Crystal Magic, Inc. which is accounted for as an investment under the cost method revenue or generated by Auleron Technologies, which is accounted for as an asset purchase.

The Arrow Media Solutions Division

Our Arrow Media Solutions division provides digital photo kiosk solutions for retail. Historically, Arrow Media Solutions has focused partners in “nontraditional” channels – retailers who previously had limited presence in the photo category. We believe Arrow Media Solutions’ kiosks help retailers in their goal to increase store visits and repeat business.

Arrow Media Solutions’ revenues increased over the last two years after securing a relationship with AmerisourceBergen, a large healthcare company. During 2007, Arrow Media Solutions generated revenue of approximately $1.4 million of which approximately $1.1 million was derived from revenue generated from its relationship with AmerisourceBergen.

Arrow Media Solutions places its kiosks on a “distribution model” to generate revenue and is currently testing a “placement model.” In the distribution model, Arrow Media Solutions sells the kiosk solution to the partner at a profit. It is also anticipated that we will make additional revenues by selling supplies and other products to the partner. Most profits from retail sales are retained by the partner. In the placement model, currently being tested in a select number of retail locations, Arrow Media Solutions bears the cost of providing the kiosk, with the partner paying a monthly maintenance fee and Arrow Media Solutions receiving all revenues directly, paying a share to the partner. This model requires larger investment by Arrow Media Solutions but is designed to afford the company a much greater share of profits. Almost all of Arrow Media Solutions current kiosk revenues are based on the distribution model. This business generated approximately $1.4 million in gross revenues in 2007. We are currently testing the placement model, which has generated no material revenue yet.

The Crystal Magic Division

Crystal Magic’s core business began nearly a decade ago by using proprietary laser technology to create three-dimensional laser images engraved inside solid crystal blocks (such as paperweights) based on photographs of consumers, which then are visible engraved inside the crystal, and are sold as gifts in company-owned stores within Disney and Universal theme parks, and later expanded to a wide range of image-based merchandise offered in mass market retail, such as mugs, T-shirts and other merchandise upon which personal photos, logos or other artwork are printed. The company’s founders have long-standing relationships with Disney, Universal Studios and other entertainment locations.

Today, the Crystal Magic division’s products are delivered at theme parks, on a wholesale basis to retailers, to small and large corporate clients and through our proprietary online system that allows partners to create “Web Stores on Demand” (also marketed as “PropellStores”). This system provides a special web site at which a customer-whether a business, group, or individual-can design and set up a web store featuring their own logos, photos or other artwork. That web store can then be embedded into the customer’s own web site. We then operate that store for the customer, taking orders, manufacturing and shipping product and paying a share of the revenue to the customer.

We believe Web Stores on Demand opens up substantial new opportunities and channels for Crystal Magic by providing partner web sites with the opportunity to easily integrate a photo merchandise online store into their sites with little effort or cost, and is a key part of our and Crystal Magic’s strategy for 2008 and beyond.

Crystal Magic also has a long track record delivering personalized products to the $19.4 billion promotional, incentive and award products industry, delivering quantities anywhere from one unit to over 500,000 in a single order. Crystal Magic has served these markets since 2001, and we see particular opportunity to leverage our Web Stores capabilities to expand its efforts in the promotional products category, where, according to the Promotional Products Association International’s 2007 Estimate of Promotional Products Distribution sales, only 14% of industry revenues are generated from online sales methods.

Crystal Magic’s operations run 365 days a year, permitting it to offer all its channels in what we believe to be consistent and rapid turnaround times, including during seasonal spikes. To do so, Crystal Magic has developed proprietary software and systems that integrate into each of its customers’ data processing systems. In addition, in Crystal Magic’s theme park operations, it has developed in-house software that allows it to capture photos from specialty cameras, and put the photos into a format so that the customers can review and select them, and then converts them into a format that can be used for manufacturing. Crystal Magic does not currently have any patents for the intellectual property that it has developed.

Crystal Magic has also developed in-house a system that lets it track customer orders, batch them for manufacturing, and identify where they are in each stage of manufacturing and shipment. Crystal Magic also has developed various specialized reporting systems so that it can manage its revenues and expenses.

In Crystal Magic’s production lab, Crystal Magic has developed software to convert a two-dimensional photo into “two and a half D” – its name for software techniques that alters a photograph to create a perception of depth in the final image when it is engraved inside glass.

Crystal Magic has developed a web-based “portal” in which wholesale customers can place orders directly into its manufacturing queue. It also has developed a system that monitors orders that are ready to be shipped, and appropriately batches them with other orders in process, in an effort to save costs for both it and its customer. Crystal Magic has developed its own Electronic Data Interchange (EDI) software that translates its order data into a format that can be understood by its customers’ systems.

Crystal Magic is also one of fewer than 10 U.S. companies that hold a worldwide license from Laser Design International LLC (LDI) to its patented technology to perform subsurface laser etching in Crystal Magic’s photo crystal product line. To our knowledge, there is no other way to create such products without violating the LDI patent.

Crystal Magic reduces costs by sourcing a significant percentage of its raw materials directly from overseas.

Since most of Crystal Magic’s competitors in this category are privately held, and there is no published industry data for this category, we cannot determine the overall market size, or Crystal Magic’s relative position in the market.

The Auleron Technologies Division

Auleron Technologies was founded nearly seven years ago by the same management team that later created Arrow Media Solutions. Originally, Auleron was a service provider to third parties, helping retail, financial and technology organizations install new hardware and software in various locations.

Auleron has acted as a subcontractor to certain regional or national service providers to assist the service providers in completing contracts in which the service provider had been hired by a retailer to install computer equipment in many locations. Auleron’ s project managers and contract technicians would then manage and execute all or part of the installation work in various locations on behalf of the service provider.

For example, Qualxserv, a technology services company, was hired by the CVS drug store chain to upgrade computer equipment in its stores. Qualxserv subcontracted the work to Auleron, in which Auleron representatives visited 800 CVS stores, physically installed new computer network routers, configured the software for each router, and removed old equipment.

For Nfrastructure, another service provider, Auleron installed point-of-sale computer systems at 800 Footlocker stores. For Imagistics, a spinoff of Pitney Bowes Inc., Auleron technicians installed and tested cabling for computer network systems in 15 regional offices.

Auleron also worked with Cardtronics, a large supplier of automated teller machines (ATMs). Cardtronics hired Auleron to install and configure its ATMs at a variety of locations including those in Winn Dixie supermarkets, 7-Eleven convenience stores and Circle K gas stations. Cardtronics would ship equipment to a location, and Auleron technicians would then set up the ATM, configure its software, and test it.

While Auleron Technologies has temporarily discontinued its operations and no longer performs this work for third parties, the Auleron Technologies infrastructure has been maintained to serve our internal needs, making available an on-call network of over 3,500 technicians to service Propell installations. These technicians are not our employees but rather are independent contractors.

We believe that maintaining this capability gives us the ability to compete with large providers of photo kiosks. This network is useful in installing and maintaining hardware, and we believe in reassuring large customers that we can provide adequate field support.

Market size/opportunity

We were created to acquire and aggregate customers and leverage significant growth trends and opportunities in the rapidly evolving photo industry as well as related opportunities in the corporate market for customized products. We present here various statistics and other industry information that are generally available to the public or to members of industry trade associations. With respect to the Photo Marketing Association (“PMA”), Arrow Media Solutions pays to be a member of that association, and receives that association’s statistics as all members do. We did not fund nor were we otherwise affiliated with any of the studies that are the basis for these statistics and other industry information.

Our management team has extensive experience in technology, customer acquisition, ecommerce and retail – with particular focus in the online, kiosk and photo merchandise category, as well as the promotional products market.

We formed our company by joining businesses that already had experience in delivering wholesale and retail kiosk and photo gift products and services, and combining that with an expansion into providing online services that stand alone or integrate with the kiosk’s retail solution.

The photography industry has evolved significantly in the last few years as digital technologies and services have replaced traditional film processing and online services have grown. As traditional film processing has declined, new opportunities, and new demands from consumers, have been created. Retail and online photo printing – including in-store kiosks – has grown from a $354 million business in 2003 to an estimated $2 billion business in 2007, according to the PMA, which is the largest industry trade group.

The following chart, from the PMA’s Marketing Research division, shows the spending in the United States on major digital photo categories during the years 2003 through 2007, with 2006 being estimated and 2007 being projected.

Separately, the “custom products/gifts” category – defined by the PMA as “personalized calendars, photo books, posters, t-shirts, mugs mouse pads, photo CDs and DVDs ordered at retail or at online stores” – has grown from $250 million in 2004 to an estimated $951 million in 2007, a nearly fourfold increase in three years, according to the PMA research division.

Retail prints from digital cameras – which can be made online, in-store on mini-labs or, increasingly, in-store using the type of kiosks that Propell offers – grew from 700 million prints in 2003 to nearly 10 billion prints estimated for 2007, with an increase of 39% over 2006, according to the PMA research division. Prints made instantly on kiosks accounted for approximately one-fourth of online and in-store prints in 2006, or 30% of just in-store prints, according to the PMA. As online and other channels grow, we expect that kiosk growth will continue to grow in absolute numbers, although fast growth in online is expected to reduce kiosk printing as a percentage of the overall market.

The following charts from the PMA research division show the change in the methods used for making digital prints and the percentage of households that ordered or made custom photo products or gifts.

It is important to note that the growth in digital printing is tied directly to growth in photo gifts – a household with a digital camera is more than four times as likely to create a photo gift, according to the PMA.

The online marketplace for image-based products actually spans several categories, including photo sharing web sites and image merchandise sites. Photo sharing web sites, such as Shutterfly, Kodak Gallery and Snapfish, are designed for consumers and are optimized for sharing and printing photos, and creating photo merchandise from those images. Image merchandise sites, such as Zazzle, Cafepress and Threadless, allow artists, consumers and small businesses to create their own custom web stores featuring selected images that can be reproduced on a broad variety of merchandise. Social networks, including Flickr, Myspace, and Facebook, have extensive photo capabilities integrated into their functionality.

We believe that the custom photo gift category is fragmented, with only one major player, the PhotoThis division of privately held District Photo, providing large-scale fulfillment across a broad category of products to multiple large customers.

We and our subsidiaries also compete in the promotional products category, also known as the advertising specialty category. Promotional products, which include any products used to promote a product, service or company program, including textiles and other personalized products, constitute a $19.4 billion category, according to the Promotional Products Association International (PPAI), an industry trade association.

We see significant opportunity given that more than half of distributors in the promotional products category are small businesses (defined as those under $2.5 million), and only 14% of industry revenues are generated from online sales methods, according to the most recent data available from PPAI.

Our Strategy

Overview

We believe that our combined resources permit us together with our subsidiaries to offer a complete, integrated package of image- related products and services from a single source – delivered to consumers in multiple channels of distribution, both directly and through partnerships with established corporate players. We expect that this will provide the opportunity to further monetize our existing customers and customers of our subsidiaries by broadening the product offering, enhancing the convenience of ordering (at kiosk, online or at retail), and expanding presence both online and at retail.

Further, we expect that the combination will give us the ability to acquire customers – both business partners and consumers -- by providing an integrated online, kiosk and fulfillment service.

Specifically, the combination creates a single group of companies that:

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Brings together experienced management teams.

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Leverages additional capital resources to expand each of our existing businesses, and enter new markets, especially “Web Stores on Demand.”

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Can provide a complete, integrated solution for retail customers, offering a single stop partner providing any or all of the following:

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a hardware kiosk that offers a wide variety of image-based prints and gifts that customers can order in-store

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a web store that integrates with the same account and permits the customer to order from home

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a wide variety of products that can be made and delivered quickly and cost effectively by the same company

How we address the competitive opportunity

We believe we can compete effectively by offering a set of integrated solutions -- one that includes web services, kiosks, in-house product fulfillment, and a nationwide service network. Management is focused on offering these components, on a standalone basis or integrated as a complete system, to nontraditional markets – which we define as those businesses that historically have not done significant business in the type of photo products and services that we offer.

Our new “Web Stores on Demand” service permits artists, consumers and businesses to instantly create an online store for merchandise featuring their images, with our company performing all fulfillment, manufacturing, shipping and billing. This system provides a special web site at which a customer-whether a business, group, or individual-can design and set up a web store featuring their own logos, photos or other artwork. That web store can then be embedded into the customer’s own web site. We then operate that store for the customer, taking orders, manufacturing and shipping product and paying a share of the revenue to the customer.

Our kiosks offer a companion web-based service that allows customers to access photos uploaded at the kiosk, and images uploaded to the web can be accessed from select kiosks.

Crystal Magic’ s retail operations selling photo crystals at Disney and Universal theme parks have enjoyed continuing sales despite the limited resources for expansion or marketing. Management believes additional resources will help Crystal Magic to generate additional revenues at its theme park operations by permitting updated displays, refreshed and broader product offerings and additional staff training.

Additionally, our management has experience in retail fulfillment. One of our founders previously created PhotoTLC, a a photo merchandise company serving major retail customers including Walgreens, Wal-Mart, CVS, Rite Aid and Meijer stores. Our Crystal Magic subsidiary was a major supplier to PhotoTLC, as well as other retail customers.

Finally, through our Crystal Magic operation, we have experience in the promotional products category. The creation, manufacturing and distribution of promotional products use the same expertise and facilities as our other product offerings. We believe that the expanded offerings created by our recent merger further enhance the company’s ability to address the promotional products market, including offering web stores to corporate customers as well as expanded product line of imaging products and the introduction of kiosks to corporate locations.

In each of our partnerships, we seek to maintain branding for our product offerings wherever possible, and create exclusive partnerships. We intend to both co-brand (“Powered by Propell”) and build direct relationships with consumers so that our own brand can stand alone in specific categories of business, building brand loyalty at multiple “touch points” (for example, a retail kiosk and web offering) and increasing margins by removing “middle men.” Given large enough opportunities such as our existing relationship with Disney theme parks, the company will continue to co-brand or offer its service on a “private label” basis, which means providing our services or products under our customers’ brand names instead of our own.

Our product and service offerings

We expect to increase our customers and provide solutions in several categories:

Web solutions (including Web Stores on Demand and Web Direct.)

In Web Stores on Demand (WSOD), we offer a turnkey photo gift web site. WSOD permits a partner – whether a rock band, a business, or classroom – to create a complete web store with up to 200 items of personalized photo merchandise. The partner sets the prices, and we create the store, make the products on demand, ship them, collect the revenues, and send the partner a check for the profits. We are currently targeting a number of partnerships for the WSOD service with existing social network and other web sites with large user bases.

With Web Direct, Crystal Magic maintains its own online web photo sites where consumers can upload, print and create gifts with their photos. Crystal Magic currently maintain a direct web site for consumers at www.thebestphotogifts.com, as well as a promotional products web site at www.uspromoproducts.com.

Our Web Stores on Demand, including its transmission of digital images over the Internet, are subject to regulation by the U.S. Postal Service, the Federal Trade Commission and various states, local, and private consumer protection and other regulatory authorities. In general, these regulations govern privacy, the manner in which orders may be solicited, the form and content of advertisements, information which must be provided to prospective customers, the time within which orders must be filled, obligations to customers if orders are not shipped within a specified period of time, and the time within which refunds must be paid if the ordered merchandise is unavailable or returned. Congress has enacted legislation to specifically regulate online commerce and communications and has addressed such issues as the transmission of certain materials to children, intellectual property protection, and taxation. Other legislation could result in additional regulation or prohibition of the transmission of certain types of content over the Internet. This regulation could limit the type of business we and Crystal Magic pursue or increase the costs to ensure compliance.

Kiosk solutions

We offer Arrow Media Solutions-branded and co-branded and partner-branded kiosks through a distribution model. We are currently testing a placement model. As described earlier, in the distribution model, we sell the kiosk to the partner at a profit, and then make additional revenues by selling supplies to the partner. Most profits are then retained by the partner. In the placement model that we are currently testing, we bear the cost of providing the kiosk, with the partner paying a monthly maintenance fee and receiving a commission on sales. To date, we have not derived any material revenue from the placement model.

Consumer photo products

Subsurface laser etched crystal and photo gifts, delivered through web and kiosk, but also through third party channels, including independent retail and online resellers and promotional products distributors.

Retail stores

Crystal Magic’s own stores inside of tourist locations, including Disney World, Disneyland and Universal Studios.

Support network

In an effort to ensure success in our kiosk installations our support division manages a network of 3,500 independent contractors who assist in the maintenance and repair of our hardware in the field.

Channels

We deliver our products and services through a diverse set of retail, wholesale and online channels. We believe having several sales channels will maximize sales potential while minimizing the risk that any underperforming channel will jeopardize the overall business.

We break down our major channels as follows:

Web Stores on Demand

Our newest initiative, Web Stores on Demand (also marketed as “PropellStores”) is designed to allow web or corporate partners to create a web site offering over 200 photo gifts.

Web direct

We operate our own web sites, targeting the advertising specialty and consumer markets, that sell a broad spectrum of photo merchandise.

Kiosk Partnerships and Placements

Our Kiosk Solutions division both sells kiosks to retail partners, as well as placing them and retaining ownership in retail and other brick & mortar settings. (See Resellers and Strategic OEMs sections below).

Theme parks

Primarily subsurface laser crystal, sold at retail locations within Disneyland, Disney World and Universal Studios Orlando.

Resellers – big box

This category includes major mass market retailers such as Walgreens or CVS. Historically, Crystal Magic has served this market and selectively may re-enter it.

Resellers – independent

These include small online retailers, independent gift and award stores. Crystal Magic currently provides photo gifts, crystals and kiosks to these customers.

Promotional sales

Crystal Magic’s subsurface crystal products are sold to the promotional products industry, both directly to large corporate clients and through resellers. Historically Crystal Magic has provided such products for a wide range of end customers including Ford Motor Company, UBS, Starwood Hotels, Martin Marietta, NASA, and Major League Baseball, NFL and the NBA. We plan to expand our photo merchandise and kiosk offerings into this category.

Government sales

Through specialty resellers, we historically have sold subsurface products to a wide range of government and military customers including the Pentagon, Army, Air Force, NASA and the White House.

Strategic OEMs

In special channels, we partner strategically to bring a customized offering to market. An example is our partnership with AmerisourceBergen, in which our kiosk division provides custom offerings for this pharmaceutical company and its Good Neighbor Pharmacy and Family Pharmacy member stores.

Key relationships

We and Crystal Magic currently maintain strategic or distribution relationships with several companies, including the Walt Disney Co., Universal Studios and AmerisourceBergen.

Walt Disney Co.

Through its Crystal Magic operations, Crystal Magic has been doing business in Disney theme parks since 1999, with multiple operations now at Disneyland and Disney World.

Crystal Magic has six separate staffed facilities within the Disney parks, including Epcot Center, Magic Kingdom, Disneyland, California Adventure and Downtown Disney. Including the nine years since Crystal Magic was founded, Steven Rhodes, Crystal Magic’s founder, has been a supplier to Disney for more than 20 years.

Crystal Magic, Inc. has a revocable license agreement with Disneyland Resort,. which enables Crystal Magic to generate portraits and sculpture reproductions using Disney 3-D characters, logos and/or names (Mickey Mouse, Minnie Mouse, Donald Duck, Goofy, Pluto) inside optically transparent materials at Disneyland Park, Disney’s California Adventure Park and Downtown Disney. This agreement, which expired on October 30, 2008, was extended for thirty days pending negotiations for a new agreement which are currently in progress. An additional extension has been requested, has been confirmed orally and is expected to be received.

Crystal Magic, Inc. also has a Concession Agreement with Walt Disney World Co. that grants Crystal Magic a license to generate guest portraits and sculpture reproductions using Disney 3-D characters, logos and/or names inside optically transparent material at Epcot and Magic Kingdom located at Walt Disney World Resort. This agreement, which expired on October 30, 2008, has been extended until January 24, 2009, and negotiations for a new agreement are currently in progress.

Universal

Since 2001, Crystal Magic has maintained its own facilities as the only supplier of subsurface laser etched photo crystals at the Universal Orlando Resort’s theme parks.

Crystal Magic has staffed locations at Islands of Adventure and Universal Studios Florida parks.

As with Disney, including the seven years since Crystal Magic first began business with Universal, Propell cofounder Steven M. Rhodes has been a supplier to Universal for more than 20 years.

Crystal Magic, Inc. has an agreement with Universal City Development Partners, L.P. pursuant to which Crystal Magic may operate multiple carts/kiosks in Universal Studios Florida and Universal Studios Islands of Adventure. This agreement expires on January 2, 2010, unless renewed.

AmerisourceBergen

Our Arrow Media Solutions division is the exclusive provider of digital kiosks to AmerisourceBergen, a pharmaceutical distributor to the drug store channel in the U.S. This division has a Marketing Representative Agreement with AmerisourceBergen Corporation which appoints Arrow Media Solutions as the exclusive marketing representative for the sale of kiosks to transfer digital images to customers of AmerisourceBergen Corporation. The agreement expires in July 2009, with a one year renewal option.

AmerisourceBergen has 11,000 pharmacy customers consisting of 3,000 stores in two independent networks that it manages under the brands Good Neighbor Pharmacy and Family Pharmacy. There are an additional 8,000 independent stores in the AmerisourceBergen customer base.

Laser Design International LLC

Through our Crystal Magic subsidiary, we are one of fewer than 10 U.S. companies that hold a worldwide license from Laser Design International LLC to the subsurface laser etching technology used in our photo crystal product line. The agreement is perpetual, until such time as the LDI patent expires.

Crystal Magic’s operating results with these key relationships will fluctuate in large part due to the seasonality of consumer photographic activity and the seasonality of the theme parks in which we sell our products.

Competition

We and our subsidiaries have competition in various aspects of our business, including subsurface laser etched crystal, wholesale and retail photo gifts, photo kiosks and online photo prints and merchandise.

Subsurface etching

The subsurface laser etched crystal portion of the business represented by the Crystal Magic division competes in a fragmented market. Since most of Crystal Magic’s competitors are privately held and there is no published industry data that we are aware of for this category, we cannot determine the overall market size, or our relative position in the market or those of Crystal Magic’s competitors, with the exception of Seaena Inc., a public company that had total revenues in 2007 of $3.3 million with a total loss in 2007 of $3.4 million. Our competitors here include Seaena Inc., GW Crystal, Jaffa Giftware, and Laser Crystal Works.

Crystal Magic distinguishes itself from the competition in several ways. In its subsurface laser crystal business, it is one of fewer than 10 companies with a worldwide license from Laser Design International LLC (“LDI”). To our knowledge, the patented technology controlled by LDI is required to compete in this segment, since it is the only way to legally create products using subsurface etching in transparent materials. Crystal Magic’s license is perpetual, so long as the patent remains in force. To our knowledge, there is no other way to create such products without violating the patent. Since we believe a license under this patent is required, Crystal Magic having this license provides a competitive advantage against other companies that might seek to enter the business.

Crystal Magic has a longstanding relationship with Disney and Universal Studios permitting it to distribute its products at both companies’ theme parks. We believe this permits a larger operation than Crystal Magic’s competitors, one that run 365 days a year and serves multiple channels of distribution, including the theme parks, promotional products industry, through resellers, and online.

Photo gifting

We believe the photo merchandise business is fragmented among a number of suppliers. In the wholesale channel, we believe the only major supplier is the PhotoThis division of traditional photo processor District Photo, along with a number of smaller players such as EZ Prints and Imagine Your Photos. Since these companies are privately held, we cannot determine the overall market size, or our relative position in the market.

Eastman Kodak Co. has its own photo gift operation whose largest customer, we believe, is its own web site at www.kodakgallery.com as well as the CVS drug chain. Fujicolor Labs, which primarily serves Wal-Mart and the Longs Drug chain, has a limited in-house photo gift facility but, we believe, largely outsources its production work to third parties. Many large chains, including Walgreens, rely on the District Photo service.

On the online side, many of the leading players, including Shutterfly, rely on both internal resources and outsource suppliers. Shutterfly, for instance, has a significant infrastructure to handle gifting and other photo merchandise internally (along with its extensive in-house photo printing capacity) but relies on others for seasonal capacity. Both Zazzle and Cafepress maintain internal capacity but do not to our knowledge provide third-party services to retailers.

We historically have served as an outsource supplier to major retailers, and believe we have the infrastructure, software and systems to handle significant volume across a broad spectrum of photo gifts. In fact, as a supplier to PhotoTLC, formerly a leader in providing wholesale gifts to mass market retailers, our Crystal Magic division supplied a significant percentage of PhotoTLC’s production for over 19,000 retail locations.

Crystal Magic’s order system, unlike those of its competitors, also permits us to serve as an aggregator for major retailers. In the aggregator model, both our products and designated third-party products can be run through the same system. This permits, for instance, a retailer to send a single image to Crystal Magic that it can use to manufacture an in-house product, and then it can also forward that image to a specialty manufacturer of the retailer’s choice if that item is not made by us. Crystal Magic’s system tracks the third-party order as well as its own, and handles all billing and communication with the retailer. We believe that this system meets a complex but very real need for retailers during peak demand periods (particularly the December holidays), since consumers frequently submit a single photo for a single order that includes multiple types of product that require separate factories.

While we have in the past used these systems to serve large, mass-market retailers, we do not currently do so but believe these capabilities are equally useful in serving smaller niche markets where the same principles apply.

Kiosks

There are a number of competitors in the kiosk industry with a variety of different business models. Major competitors approach the market from a variety of angles including brand, software and aftermarket service. The largest competitors in the kiosk space focus on so-called big-box retailers with store counts in excess of 1,000.

These companies, including Kodak and Fuji, use kiosks as a way to extend their brand franchises. We believe they are less focused on kiosk hardware design and service than on using kiosks to drive customer awareness and sales of supplies. Their kiosk operating systems are designed in a closed loop manner, which makes them more difficult to service and scale. Due to their size, these companies have been successful at deploying large numbers of kiosks in stores such as Wal-Mart, Target, CVS and Rite Aid. Together, management estimates that these companies have an estimated 80,000 units in the field.

Our Arrow Media Solutions division competes with these large players on the basis of what we believe is superior service, product design, a willingness to cobrand, and hardware and software reliability. Our kiosks also offer a second display screen for advertising, unlike competitors, and are built modularly, permitting quick and simplified field service by swapping components.

Other competitors who are smaller than Kodak and Fuji, such as Lucidium and Pixel Magic, have been successful in gaining some share of the big box retail market as well as the non-traditional market. Lucidium is a primarily a software development company that offers a kiosk product that is less expensive than competing units.

Other competitors include Witech, Pixology, and to a limited extent Sony and Mitsubishi, who are suppliers to us but also provide third-party kiosk solutions to some of their own customers.

We began as a service organization that installs and supports kiosks and other hardware for Fortune 500 (and smaller) companies nationwide. Although we no longer derive revenue from the provision of such services to third parties, through our service division, we have a network of over 3,500 technicians who are independent contractors that can respond seven days a week to ensure our kiosks are operating properly with as little interruption of service as possible. This service offering includes remote monitoring of kiosks, in-house help desk, and a modular hardware design that permits rapid service in the field.

Online

Competition in online photo and merchandise space takes several forms. Photo sharing web sites are designed for consumers and are optimized for sharing and printing photos, and creating photo merchandise from those images. Competitors include Kodak Gallery, Shutterfly, Snapfish, Photobucket, Webshots, and to some extent Myspace, Facebook and other social networking sites, as well as the web sites of photo retailers such as Walgreens, Wal-Mart and CVS.

Image merchandise sites allow artists, consumers and small businesses to create their own custom Web Stores featuring selected images. Competitors include Zazzle, Cafepress and Threadless.

After analyzing existing online players in the photo merchandise category, we believe we identified a significant underserved opportunity to partner with key business partners to provide a “Web Stores on Demand” service that most closely competes with the image merchandise companies such as Zazzle and Cafepress, but has what we believe are advantages in product quality, pricing, ease of setup and turnaround times. In particular, Zazzle and Cafepress focus on the artist and small-group market, where we believe a large, underserved market exists in partnering with a broader range of customers including corporate, special interest and medium large organizations.

Intellectual property

We and our subsidiaries have created or licensed a variety of proprietary software, hardware and operational systems that we believe distinguishes us and our subsidiaries from competitors. Neither we nor our subsidiaries have any patents on any of this software, hardware or operational systems.

In Crystal Magic’s subsurface laser crystal business, Crystal Magic is one of fewer than 10 companies with a worldwide license necessary to manufacture and distribute products based on this patented technology. The license is perpetual, so long as the patent remains in force, and is required to produce products using subsurface etching in transparent materials. To our knowledge, there is no other way to create such products without violating the patent.

As stated previously, in our Crystal Magic division we have developed proprietary software and systems that integrate into each of our customers’ data processing systems. In Crystal Magic’s theme park operations, Crystal Magic has developed in-house software that lets it capture photos from specialty cameras, and put the photos into a format so they can be reviewed and selected by the consumer, and then converts them into a format that can be used for manufacturing.

Crystal Magic has also developed in-house a system that lets it track customer orders, batch them for manufacturing, and identify where they are in each stage of manufacturing and shipment. Crystal Magic has also developed various specialized reporting systems so that it can manage our revenues and expenses.

In Crystal Magic’s production lab, it has developed software to convert a two-dimensional photo into “two and a half D” – our name for software techniques that alters a photograph to create a perception of depth in the final image when it is engraved inside glass.

Crystal Magic has developed a web-based “portal” in which wholesale customers can place orders directly into Crystal Magic’s manufacturing queue. Crystal Magic also has developed a system that monitors orders that are ready to be shipped, and appropriately batches them with other orders in process, in an effort to save costs for both our customer and us. Crystal Magic has developed its own Electronic Data Interchange (EDI) software that translates order data into a format that can be understood by its customers’ systems.

In our kiosk business, we have developed an integrated system including remote monitoring of kiosks in the field, help desk and a technician-dispatch system. Additionally, we contract for custom kiosk software development depending on the OEM or retail partner’s needs.

Our Web Stores on Demand web services were created using our own technology, as well as proprietary enhancements to open source software tools.

Insurance

We have insurance for general commercial liability with the Zurich Group in an amount of $2 million. We have worker’s compensation insurance with The Hartford in an amount equal to 100% of our payroll for the current year. We have products and completed operations insurance in the aggregate amount of $2 million.

Operations

The company has offices in Orlando, Fla., Brea (Orange County), Calif.; and the San Francisco Bay Area.

Activities in the Orlando office include finance, management of the theme park locations, as well as web store development, subsurface laser and gift manufacturing.

Kiosk, design, staging and assembly are done in Brea.

The San Francisco area office is primarily focused on sales, strategic partnerships and business development.

Laser and gift materials are sourced from overseas. Kiosks are assembled, primarily in Brea, using components from several outsource vendors including those providing kiosk hardware, computer units, printers and software.

In addition, Crystal Mangic maintains the following company-staffed retail locations in Florida and California:

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Disney World (Florida)

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Two locations at Epcot (Disney World Florida):

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one at the Mouse Gear retail location

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a 600-sq-ft retail and production facility at the Imagination Institute

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One retail location at Space Mountain in the Magic Kingdom

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Disneyland (California)

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Retail location at Disney’s California Adventure

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Retail and production facility location within the Disneyland park.

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Retail location in World of Disney.

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Universal Orlando Resort (Florida)

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Retail location at Islands of Adventure theme park, in the Trading Company

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Retail location at Universal Studios Orlando theme park, located in Jimmy Neutron store

DIRECTORS AND EXECUTIVE OFFICERS

The directors, officers and key employees of the company are as follows:

Name	Age	Position

Edward L. Bernstein	57	Chief Executive Officer and President

Steven M. Rhodes	49	Chairman, Chief Financial Officer and Secretary

Paul Scapatici	32	Executive Vice President, General Manager, Kiosk Division

John C. Wolf	58	Executive Vice President, General Manager, Web Stores

Lane Folliott	44	Vice President, Sales, Kiosk Division

James Wallace	32	Vice President, Operations, Kiosk Division

The business experience, principal occupations and employment of each of the above persons during at least the last five years are set forth below.

EDWARD L. BERNSTEIN. Mr. Bernstein has been our Chief Executive Officer and President since we were organized in January 2008. Mr. Bernstein has a 25-year track record in founding, financing and growing consumer technology and entertainment companies. He has raised over $75 million in private capital working with a variety of venture capital and strategic investors. During 2007 and until February 2008, Mr. Bernstein was a consultant to Creekside LLC, a consulting firm to early stage technology companies. From 2002 through 2006, Mr. Bernstein served as President and CEO of PhotoTLC, Inc., providing online and in-store digital photo services and gifts for the largest retailers in the United States. Prior to his work with PhotoTLC, beginning in 1999, Mr. Bernstein served as the Chief Executive Officer of Photopoint.com, one of the pioneering digital photo sharing sites. Mr. Bernstein also serves on the Board of Directors of Silverstar Holdings Ltd., a publicly traded publisher and developer of interactive entertainment software, and on the Board of Directors of Adex Media, Inc., a publicly traded online marketing company. Mr. Bernstein received his Bachelor of Arts from the University of Hartford and is a graduate of Stanford University’s Executive Program.

STEVEN M. RHODES. Mr. Rhodes has been our Chairman and Chief Financial Officer since we were organized in January 2008. Mr. Rhodes founded Crystal Magic, Inc. in 1999, conceiving of the original concept and product line and forging long-term relationships with suppliers and distribution partners, most notably Walt Disney Co. and Universal Studios, as well as a variety of wholesale and retail partners. Mr. Rhodes holds a degree in business administration from Walsh College and is a member of the American Institute of CPAs.

PAUL SCAPATICI. Mr. Scapatici has been our Executive Vice president and General Manager of our Kiosk Division since our merger with Mountain Capital, LLC in May 2008. Prior to the merger, Mr. Scapatici served in a similar role at Mountain Capital since its formation in April 2005. He cofounded our Arrow Media Solutions division in 2005 and was an original founder of the Auleron Technologies division in 2003. Prior to forming Auleron Technologies, Mr. Scapatici held a senior executive role beginning in 1999 with Network Power Systems, a company which worked exclusively with National Cash Register. Mr. Scapatici earned his Bachelors of Science in Marketing, Management from Siena College.

JOHN C. WOLF. Mr. Wolf has been our Executive Vice President and General Manager of our Web Stores since we merged with Crystal Magic, Inc. in May 2008, after serving in a similar role at Crystal Magic prior to the merger. Mr. Wolf joined our Crystal Magic division as an executive vice president and part owner in 2001. Prior thereto, Mr. Wolf worked at Alltel Information Services, Inc. (now Fidelity Financial Systems), where he developed the mortgage industry’s first value added electronic network, the InterChange. Trillions of dollars in financial transactions have flowed through the InterChange since then.

LANE FOLLIOTT. Mr. Folliott has been our Vice President of Sales, Kiosk Division since our merger with Mountain Capital, LLC in May 2008. Prior to the merger, Mr Folliott served in a similar role at Mountain Capital since its founding in April 2005. Mr. Folliott has over 20 years of experience in the photo imaging industry. Prior to his role at Mountain Capital, he was a part owner since 1985 of Direct Foto, a regional photo fulfillment and distribution company. He spearheaded Direct Foto opening its own photo lab, which would successfully compete with Kodak, Fuji and Konica Labs. Under Mr. Folliott’ s guidance, Direct Foto grew from a few locations to one of the largest independent wholesale photo finishing labs in the United States.

JAMES WALLACE Mr. Wallace has been our Vice President of Operations, Kiosk Division since our merger with Mountain Capital, LLC in May 2008, after serving in a similar role at Mountain Capital since its founding in April 2005. Mr. Wallace joined our Auleron Technologies division in August 2004. As Director of Operations, he directed the project management team responsible for the deployment of more than 5,000 devices, worth in excess of $5 million. Prior thereto, beginning in March 2003, Mr. Wallace was Project Control Officer at CGI. At CGI, Mr. Wallace helped develop the processes and procedures by which the Imagistics IT department was run. Mr. Wallace is a graduate of the University of North Carolina at Chapel Hill with a Bachelor of Science in Computer Science.

Employees

We currently have 71 full-time employees, 62 of which are employed by Crystal Magic. We plan to hire an additional 53 employees, a majority of whom will be employed by Crystal Magic, and six outside consultants in the next 12 months to support our anticipated growth in 2008 and 2009.

Company Facilities

Crystal Magic currently leases an office in Orlando, Florida, of approximately 6,000 square feet at $0.91 per square foot per month, and plan to expand to 18,000 square feet in the next six months on similar terms. We believe that if Crystal Magic lost its lease at these premises, it could promptly relocate within 30 days on similar terms. Crystal Magic’s retail facilities occupy approximately 700 square feet at Disney World in Orlando 100 square feet at Universal Studios in Orlando and approximately 350 square feet at Disneyland in Anaheim, California. Crystal Magic pays for these spaces via revenue share agreements with each of the theme parks that are subject to periodic renewal.

We also currently lease offices in Northern and Southern California. Our Southern California office is in Brea and consists of approximately 3,000 square feet at $0.98 per square foot per month. We believe that if we lost our lease at these premises, we could promptly relocate within 60 days on similar terms. Our Northern California office is in San Anselmo and consists of approximately 1,050 square feet at $2.15 per square foot per month. We believe if we lost our lease at these premises, we could promptly relocate within 30 days on similar terms.

Directors’ Term of Office

Directors will hold office until the next annual meeting of stockholders and the election and qualification of their successors. Officers are elected annually by our board of directors and serve at the discretion of the board of directors.

Director Independence

Our directors, Edward L. Bernstein and Steven M. Rhodes, are not independent because of their positions as executive officers of our company. We expect to add independent directors to our board in the near future.

Audit Committee and Audit Committee Financial Expert

Our board of directors acts as our audit committee. No member of our board of directors is an “audit committee financial expert,” as that term is defined in Item 407(d) of Regulation S-K promulgated under the Securities Act.

Upon evaluating our internal controls, our board of directors determined that our internal controls are adequate to insure that financial information is recorded, processed, summarized and reported in a timely and accurate manner in accordance with applicable rules and regulations of the SEC. Accordingly, our board of directors concluded that the benefits of retaining an individual who qualifies as an “audit committee financial expert” would be outweighed by the costs of retaining such a person.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

None of our directors and executive officers nor any person who beneficially owns, directly or indirectly, shares equaling more than 5% of our common stock, nor any members of the immediate family (including spouse, parents, children, siblings, and in- laws) of any of the foregoing persons, has any material interest, direct or indirect, in any transaction that we have entered into since our incorporation or any proposed transaction except that our wholly owned subsidiary Crystal Magic, Inc. borrowed $204,000 during the first quarter of 2008 from Lanai Investments, LLC which is owned by Steven M. Rhodes and $75,000 during the first quarter of 2008 from Loco Lobo Investments, LLC, of which John Wolf is the manager. Both of these loans bear interest at 6% and are due if and when we receive $2 million in equity financing. With respect to the loan from Lanai Investments, LLC, $204,000 remains outstanding, no principal has been repaid to date, and $8,718 in interest has been paid as of September 30, 2008. With respect to the loan from Loco Lobo Investments, LLC, $75,000 remains outstanding, no principal has been repaid to date, and $2,964 in interest has been paid as of September 30, 2008. Mr. Rhodes is our Chairman and Chief Financial Officer. He founded Crystal Magic, Inc. in 1999. Mr. Wolf is an Executive Vice President with us and was a part owner of Crystal Magic, Inc.

As of December 31, 2007 and 2006, Arrow Media Solutions had shared payroll, and shared office and rent expenses with Auleron Technologies in the amount of $168,952 and $97,623, respectively. Arrow Media Solutions also contracted services from Auleron Technologies in the amount of $34,895 in 2007 and $43,785 in 2006.

LITIGATION

From time to time, we may be involved in various claims, lawsuits, and disputes with third parties, actions incidental to the normal operations of the business. As of the date of this offering, we are not aware of any material claims, lawsuits, disputes with third parties or the like that would have any material adverse affect on our business.

EXECUTIVE COMPENSATION

The following table discloses the compensation that was paid to our executive officers in the year ended December 31, 2007 before we completed the merger of Crystal Magic, Inc., Mountain Capital, LLC and Auleron 2005, LLC in April and May 2008.

				Stock	Option	Non-Equity Incentive Plan	Non-Qualified Deferred Compensation	All Other
Name and	Fiscal		Bonus	Awards	Awards	Compensation	Earnings	Compensation	Totals
Principal Position	Year	Salary($)	($)	($)	($) (1)	($)	($)	($)	($)
Edward L.	2007	0	0	0	0	0	0	0	0
Bernstein, CEO(3)
Steven M. Rhodes,	2007	107,000	0	0	0	0	0	0	107,000
CFO
John Wolf, EVP	2007	156,000	0	0	0	0	0	0	156,000
Paul Scapatici,	2007	80,000	$6,500	0	0	0	0	0	86,500
EVP
Lane Folliott, VP	2007	74,100	0	0	0	0	0	13,125(2)	87,225
James Wallace, VP	2007	80,000	$6,500	0	0	0	0	0	86,500

(1)

No amounts were recognized for financial statement reporting purposes for the fiscal year ended December 31, 2007, in accordance with FAS 123(R), as no options or stock awards were granted to the executive officers in fiscal 2007.

(2)

Represents sales commissions.

(3)

Was not an officer at that time.

DIRECTOR COMPENSATION

We currently do not pay our directors compensation for their service as directors.

PROPELL CORPORATION 2008 STOCK OPTION PLAN

Our board of directors adopted the Propell Corporation 2008 Stock Option Plan (the “Plan”) in April 2008 to promote our long-term growth and profitability by (i) providing our key directors, officers and employees with incentives to improve stockholder value and contribute to our growth and financial success and (ii) enable us to attract, retain and reward the best available persons for positions of substantial responsibility. 1,250,000 stock options were granted in 2008. As described more fully below, the Plan provides for grants of options to purchase specified numbers of shares of Common Stock at predetermined prices.

The following discussion represents only a summary of certain of the plan terms and is qualified in its entirety by reference to the complete plan, a copy of which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

Shares Available; Maximum Awards; Participants. A total of 5,000,000 shares of the Company’s Common Stock has been reserved for issuance upon exercise of options granted pursuant to the Plan. The Plan allows the Company to grant options to employees, officers and directors of the Company and its subsidiaries; provided that only employees of the Company and its subsidiaries may receive incentive stock options under the Plan. The Company has granted a total of 1,250,000 options as of the date of this prospectus.

Stock Option Features. Under the Plan, options to purchase the Company’s Common Stock may take the form of incentive stock options (“ISOs”) under Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”) or nonqualified stock options (“NQSOs”). As required by Section 422 of the Code, the aggregate fair market value (as defined in the Plan) of shares of Common Stock (determined as of the date of grant of the ISO) with respect to which ISOs granted to an employee are exercisable for the first time in any calendar year may not exceed $100,000. The foregoing limitation does not apply to NQSOs.

Initially, each option will be exercisable over a period, determined by the Board of Directors of the Company, in its discretion, of up to ten years from the date of grant. Options may be exercisable during the option period at such time, in such amounts, and in accordance with such terms and conditions and subject to such restrictions as are determined by the Board and set forth in option agreements evidencing the grant of such options.

The exercise price of options granted pursuant to the Plan is determined by the Board, in its discretion; provided that the exercise price of an ISO may not be less than 100% of the fair market value (as defined in the Plan) of the shares of the Company Common Stock on the date of grant. The exercise price of options granted pursuant to the Plan is subject to adjustment as provided in the Plan to reflect stock dividends, splits, other recapitalizations or reclassifications or changes in the market value of the Company Common Stock. In addition, the Plan provides that, in the event of a proposed change in control of the Company (as defined in the Plan), the Board of Directors is to take such actions as it deems appropriate to effectuate the purposes of the Plan and to protect the grantees of options, which action may include (i) acceleration or change of the exercise dates of any option; (ii) arrangements with grantees for the payment of appropriate consideration to them for the cancellation and surrender of any option; and (iii) in any case where equity securities other than Common Stock are proposed to be delivered in exchange for or with respect to Common Stock, arrangements providing that any option shall become one or more options with respect to such other equity securities. Further, in the event the Company dissolves and liquidates (other than pursuant to a plan of merger or reorganization), then notwithstanding any restrictions on exercise set forth in the Plan or any grant agreement pursuant thereto (i) each grantee shall have the right to exercise his option at any time up to ten days prior to the effective date of such liquidation and dissolution; and (ii) the Board of Directors may make arrangements with the grantees for the payment of appropriate consideration to them for the cancellation and surrender of any option that is so canceled or surrendered at any time up to ten days prior to the effective date of such liquidation and dissolution. The Board of Directors also may establish a different period (and different conditions) for such exercise, cancellation, or surrender to avoid subjecting the grantee to liability under Section 16(b) of the Exchange Act.

The shares purchased upon the exercise of an option are to be paid for by the optionee in cash or cash equivalents acceptable to the Board. In addition, the Plan allows for broker-assisted cashless exercises in the discretion of the Board of Directors.

Except as permitted pursuant to Rule 1 6b-3 under the Exchange Act, and in any event in the case of an ISO, an option is not transferable except by will or the laws of descent and distribution. In no case may the options be exercised later than the expiration date specified in the option agreement.

Plan Administration. The Plan will be administered by the Board of Directors, or a committee of the board if so approved by the board, in accordance with the provisions of Rule 16b-3.

The Board of Directors will decide when and to whom to make grants, the number of shares to be covered by the grants, the vesting schedule, the type of awards and the terms and provisions relating to the exercise of the awards. The Board may interpret the Plan and may at any time adopt such rules and regulations for the Plan as it deems advisable. The Board of Directors may at any time amend or terminate the Plan and change its terms and conditions, except that, without stockholder approval, no such amendment may (i) materially increase the maximum number of shares as to which awards may be granted under the Plan; (ii) materially increase the benefits accruing to Plan participants; or (iii) materially change the requirements as to eligibility for participation in the Plan.

Accounting Effects. Under current accounting rules, neither the grant of options at an exercise price not less than the current fair market value of the underlying Common Stock, nor the exercise of options under the Plan, is expected to result in any charge to the earnings of the Company.

Certain Federal Income Tax Consequences. The following is a brief summary of certain Federal income tax aspects of awards under the Plan based upon the Federal income tax laws in effect on the date hereof. This summary is not intended to be exhaustive and does not describe state or local tax consequences.

Incentive Stock Options. An optionee will not realize taxable income upon the grant of an ISO. In addition, an optionee will not realize taxable income upon the exercise of an ISO, provided that such exercise occurs no later than three months after the optionee’s termination of employment with the Company (one year in the event of a termination on account of disability). However, an optionee’ s alternative minimum taxable income will be increased by the amount that the fair market value of the shares acquired upon exercise of an ISO, generally determined as of the date of exercise, exceeds the exercise price of the option. If an optionee sells the shares of Common Stock acquired upon exercise of an ISO, the tax consequences of the disposition depend upon whether the disposition is qualifying or disqualifying. The disposition of the shares is qualifying if made more than two years after the date the ISO was granted and more than one year after the date the ISO was exercised. If the disposition of the shares is qualifying, any excess of the sale price of the shares over the exercise price of the ISO would be treated as long-term capital gain taxable to the option holder at the time of the sale. If the disposition is not qualifying, i.e., a disqualifying disposition, the excess of the fair market value of the shares on the date the ISO was exercised over the exercise price would be compensation income taxable to the optionee at the time of the disposition, and any excess of the sale price of the shares over the fair market value of the shares on the date the ISO was exercised would be capital gain.

Unless an optionee engages in a disqualifying disposition, the Company will not be entitled to a deduction with respect to an ISO. However, if an optionee engages in a disqualifying disposition, the Company generally will be entitled to a deduction equal to the amount of compensation income taxable to the optionee.

Non qualified Stock Options. An optionee will not realize taxable income upon the grant of an NQSO. However, when the optionee exercises the NQSO, the difference between the exercise price of the NQSO and the fair market value of the shares acquired upon exercise of the NQSO on the date of exercise is compensation income taxable to the optionee. The Company generally will be entitled to a deduction equal to the amount of compensation income taxable to the optionee.

Employment Agreements

We entered into three year employment agreements on April 10, 2008 with Edward L. Bernstein, Steven M. Rhodes and John C. Wolf. The agreement with Mr. Bernstein provides for a $160,000 base salary with six months severance if he is terminated for reasons other than Cause, or if Mr. Bernstein terminates for Good Reason, all as defined in the employment agreement. The agreement also provides for a grant of 500,000 stock options to purchase 500,000 shares at $.50 per share with vesting over three years.

The agreement with Mr. Rhodes provides for a $160,000 base salary with six months severance if he is terminated for reasons other than Cause, or if Mr. Rhodes terminates for Good Reason, all as defined in the employment agreement. We have agreed to refinance any debt that Mr. Rhodes has personally guaranteed within one year of his termination unless we terminate Mr. Rhodes for Cause. The agreement also provides for a grant of 100,000 stock options to purchase 100,000 shares at $.50 per share with vesting over three years.

The agreement with Mr. Wolf provides for a $160,000 base salary with six months severance if he is terminated for reasons other than Cause, or if Mr. Wolf terminates for Good Reason, all as defined in the employment agreement. The agreement also provides for a grant of 100,000 stock options to purchase 100,000 shares at $.50 per share with vesting over three years.

We entered into three year employment agreements on May 6, 2008 with Paul Scapatici, James Wallace and Lane Folliott.

The agreement with Mr. Scapatici provides for a $125,000 base salary with six months severance if he is terminated for reasons other than Cause, or if Mr. Scapatici terminates for Good Reason, all as defined in the employment agreement. The agreement also provides for a grant of 125,000 stock options to purchase 125,000 shares at $.50 per share with vesting over three years.

The agreement with Mr. Wallace provides for a $125,000 base salary with six months severance if he is terminated for reasons other than Cause, or if Mr. Scapatici terminates for Good Reason, all as defined in the employment agreement. The agreement also provides for a grant of 125,000 stock options to purchase 125,000 shares at $.50 per share with vesting over three years.

The agreement with Mr. Folliott provides for a $125,000 base salary with six months severance if he is terminated for reasons other than Cause, or if Mr. Scapatici terminates for Good Reason, all as defined in the employment agreement. The agreement also provides for a grant of 125,000 stock options to purchase 125,000 shares at $.50 per share with vesting over three years.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table indicates how many shares of our common stock were beneficially owned as of November 30, 2008, by (1) each person known by us to be the owner of more than 5% of our outstanding shares of common stock, (2) our directors, (3) our executive officers, and (4) our directors and executive officers as a group. In general, “beneficial ownership” includes those shares a director or executive officer has sole or shared power to vote or transfer (whether or not owned directly) and rights to acquire common stock through the exercise of stock options or warrants that are exercisable currently or become exercisable within 60 days. Except as indicated otherwise, the persons name in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them. We based our calculation of the percentage owned on 9,908,952 shares outstanding on November 30, 2008. The address of each of the directors and executive officers listed below is c/o Propell Corporation, 336 Bon Air Center, No. 352, Greenbrae, CA 94904.

Name	Number of Shares Beneficially Owned	Percent of Class
Edward L. Bernstein	650,000 (1)	6.56%
Steven M. Rhodes	3,730,224 (2)	37.64%
Paul Scapatici	353,382 (3)	3.57%
John C. Wolf	1,369,776 (4)	13.82%
Lane Folliott	265,047 (5)	2.67%
James Wallace	265,047 (6)	2.67%
Joseph W. and Patricia G. Abrams
Family Trust	537,625 (7)	5.42%
James Graham	1,325,125 (8)	13.37%
David N. Baker	650,125(9)	6.56%
Mara Gateway Associates LP	1,000,000 (10)	9.2%
Joseph W. and Patricia G. Abrams
Family Trust	737,625 (10)	6.9%
All officers and directors as a group
(6 persons)	6,633,476	66.94%

___________________

(1)

Mr. Bernstein received these shares upon conversion of a convertible promissory note. Mr. Bernstein signed a lock-up agreement that prohibits him from offering, selling, contracting to sell, pledging or otherwise disposing of these shares until April 1, 2009.

(2)

Mr. Rhodes received these shares in exchange for shares he owned in Crystal Magic, Inc. in the merger of Crystal Magic, Inc. with us. Mr. Rhodes signed a lock-up agreement that prohibits him from offering, selling, contracting to sell, pledging or otherwise disposing of these shares until April 1, 2009.

(3)

Mr. Scapatici received these shares in exchange for membership interests he owned in Mountain Capital, LLC and Auleron 2005, LLC in the merger of those entities with us. Mr. Scapatici signed a lock-up agreement that prohibits him from offering, selling, contracting to sell, pledging or otherwise disposing of these shares until April 1, 2009.

(4)

Mr. Wolf received these shares in exchange for shares he owned in Crystal Magic, Inc. in the merger of Crystal Magic, Inc. with us. Mr. Wolf signed a lock-up agreement that prohibits him from offering, selling, contracting to sell, pledging or otherwise disposing of these shares until April 1, 2009.

(5)

Mr. Folliott received these shares in exchange for membership interests he owned in Mountain Capital, LLC and Auleron 2005, LLC in the merger of those entities with us. Mr. Folliott signed a lock-up agreement that prohibits him from offering, selling, contracting to sell, pledging or otherwise disposing of these shares until April 1, 2009.

(6)

Mr. Wallace received these shares in exchange for membership interests he owned in Mountain Capital, LLC and Auleron 2005, LLC in the merger of those entities with us. Mr. Wallace signed a lock-up agreement that prohibits him from offering, selling, contracting to sell, pledging or otherwise disposing of these shares until April 1, 2009.

(7)

These shares were received upon conversion of a convertible promissory note. Does not include shares that will be received upon conversion of promissory notes in the principal amount of $400,000 that converts upon our anticipated PIPE financing.

(8)

Mr. Graham received these shares in exchange for membership interests he owned in Mountain Capital, LLC and Auleron 2005, LLC in the merger of those entities with us. Mr. Graham signed a lock-up agreement that prohibits him from offering, selling, contracting to sell, pledging or otherwise disposing of these shares until April 1, 2009.

(9)

These shares were received upon conversion of a convertible promissory note.

(10)

These shares are issuable upon conversion of a convertible promissory note that converts upon Propell Corporation's anticipated PIPE Financing, which may occur within the next sixty days.

SELLING STOCKHOLDERS

The table below sets forth the name of each person who is offering for resale shares of common stock covered by this prospectus, the number of shares of common stock beneficially owned by each person, the number of shares of common stock that may be sold in this offering, and the number of shares of common stock each person will own after the offering, assuming they sell all of the shares offered. To the extent that any successor(s) to the named selling stockholders wishes to sell under this prospectus, we will file a prospectus supplement identifying such successor(s) as selling stockholders. None of the selling stockholders are affiliates of broker-dealers.

The shares of common stock being offered in this prospectus (including shares issuable upon the conversion of convertible promissory notes) were issued or may be issued in private placement transactions by us, each of which was exempt or will be exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 4(2) of the Securities Act. More specifically, the shares of common stock being offered in this prospectus were issued and may be issued upon the conversion of convertible promissory notes that were delivered in exchange for money lent to us. On April 14, 2008 we issued convertible notes in the principal amount of $22,780 to 43 note holders. The proceeds derived from the issuance of the notes were used for working capital purposes. These notes converted into shares of our common stock upon the merger of Mountain Capital and Auleron with Propell. These notes converted into shares of our common stock at a rate of one share of common stock for each $.01 of principal upon the merger of Crystal Magic, Inc., Mountain Capital, LLC and Auleron 2005, LLC into wholly owned subsidiaries of ours. On May 5, 2008 the merger was effectuated and 2,278,000 shares of our common stock were issued in exchange for the convertible notes. Of the 2,278,000 shares of common stock, 1,628,000 shares are being registered. A second series of notes in the aggregate principal amount of $1,730,000 was issued to 18 note holders on May 12, 2008. These notes are still outstanding and they will convert into shares of our common stock at a rate of one share of common stock for each $.50 of principal at the closing of our anticipated PIPE Financing or at 25% discount to the PIPE price, whichever is less. The proceeds derived from the sale of these notes were also used for working capital purposes. Assuming that the $.50 conversion rate is used these notes are expected to convert into 3,460,000 shares of our common stock, all of which are being registered.

Because the selling stockholders may offer all, some, or none of their shares of our common stock, we cannot provide a definitive estimate of the number of shares that the selling stockholders will hold after this offering.

Other than as indicated, none of the selling stockholders has at any time during the past three years acted as one of our employees, officers, or directors or otherwise had a material relationship with us.

For purposes of the following table, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a selling stockholder and the percentage ownership of that selling stockholder, shares of common stock issuable through the exercise of stock options or warrants that are exercisable currently or become exercisable within 60 days, and upon the conversion of promissory notes that are presently convertible or may be converted within 60 days. Each selling stockholder’s percentage of ownership in the following table is based on 9,908,952 shares of common stock outstanding as of November 30, 2008. For certain of the selling shareholders, we have also assumed the conversion of the notes upon our anticipated PIPE Financing.

Selling Stockholder (1)	Shares beneficially owned prior to the offering		Number of common shares registered in this prospectus	Shares beneficially owned after the offering
	Number	Percent		Number	Percent
Bao Phung	5,000	*	5,000	0	0%
Bobby Aldridge	3,000	*	3,000	0	0%
Desmond Chan	4,000	*	4,000	0	0%
Don Prestage	12,500	*	12,500	0	0%
Doug Froese	10,000	*	10,000	0	0%
Chester Peter Aldridge	20,000	*	20,000	0	0%
Ken Delahousssaye	1,000	*	1,000	0	0%
Larry Wiebe	25,000	*	25,000	0	0%

Selling Stockholder (1)	Shares beneficially owned prior to the offering		Number of common shares registered in this prospectus	Shares beneficially owned after the offering
	Number	Percent		Number	Percent
Marv Thielmann	750	*	750	0	0%
Todd Wiemer	2,000	*	2,000	0	0%
Tony Shapiro	3,500	*	3,500	0	0%
Steven Shum (2)	37,500	*	37,500	0	0%
Cynthia D. Wuthmann Family Trust (3)	2,500	*	2,500	0	0%
Robert R. Darcy (4)	5,000	*	25,000	0	0%
Diana K. Darcy	5,000	*	5,000	0	0%
Avztim LLC (5)	30,000	*	30,000	0	0%
Cascade Capital Corporation (6)	3,500	*	3,500	0	0%
Mark Kalow (7)	2,500	*	52,500	0	0%
Montoya Family Trust (8)	15,000	*	115,000	0	0%
Lorraine Lusted Trust (9)	3,500	*	3,500	0	0%
Mark S. Litwin Trust (10)	10,500	*	10,500	0	0%
Mike Hart	10,000	*	10,000	0	0%
Michael Troy	4,500	*	4,500	0	0%
Megan Troy	2,500	*	2,500	0	0%
Edward Troy	2,500	*	2,500	0	0%
Julia Keidel	2,500	*	2,500	0	0%
Werner Keidel	2,500	*	2,500	0	0%
Paul Jakab	6,000	*	6,000	0	0%
Phil Schlein	4,000	*	4,000	0	0%
Thomas Spence	1,000	*	1,000	0	0%
Eight Family Trust u/t/a/ 11/8/99 (11)	5,000	*	55,000	0	0%
Chester Aldridge	15,000	*	15,000	0	0%
Joan Vogelesang	3,500	*	3,500	0	0%
Linda Trilling	5,000	*	5,000	0	0%
Kagan Family Trust (12)	9,500	*	9,500	0	0%
C. James Jensen	50,000	*	50,000	0	0%
David E. Gold (13)	5,000	*	105,000	0	0%
Harry Fox	10,000	*	10,000	0	0%
Matthew Abrams	50,000	*	50,000	0	0%
Sarah Abrams	50,000	*	50,000	0	0%
Joseph W. and Patricia G. Abrams Family Trust (14)	537,625	5.42%	737,625	0	0%
David N. Baker	650,125	6.56%	650,125	0	0%
Mara Gateway Associates LP (15)		*	1,000,000	0	0%
Core Fund, L.P.(16)		*	400,000	0	0%
Pharaoh Limited (17)		*	400,000	0	0%
Robert M. Mayes, Laura L. Mayes Living Trust (18)		*	200,000	0	0%
Janet B. Jackson and Charles R Jackson (19)		*	300,000	0	0%
Pensco Trust Company FBO Mark S. Litwin IR (20)			100,000	0	0%
Jensen Children’s Trust (21)		*	150,000	0	0%
Brian J. Jensen Trust “B” (22)		*	50,000	0	0%
Jerry Chatel (23)		*	100,000	0	0%
Daniel David Tompkins Separate Property Trust (24)		*	100,000	0	0%
Phillip and Tracy Swan (25)		*	100,000	0	0%
Keith M. Metzger and Loring Casartelli Trust (26)		*	40,000	0	0%

* Represents less than 1%.

(1)

None of the selling stockholders had a material relationship with us other than as a stockholder at any time within the past two years, has ever been one of our officers or directors and is not a broker-dealer or affiliated with a broker-dealer, except that Joseph Abrams and David N. Baker have acted as consultants to the company. As consultants, Joseph Abrams and David N. Baker assisted us in obtaining auditors and legal counsel and continue to provide general management consulting. Neither Mr. Abrams nor Mr. Baker is affiliated with a broker-dealer. Mr. Baker is a principal and 50% owner of Core Fund Management L.P., the general partner of Core Fund, L.P. Mr. Baker has no voting or dispositive power over the shares owned by Core Fund, L.P. Instead, Steven Shum, as the managing principal of Core Fund Management, L. P., has sole voting and dispositive power over the shares held by Core Fund, L.P., a private investment partnership.

(2)

Does not include 400,000 shares that will be registered in the name of Core Fund, L.P. Steven Shum, as the managing principal of Core Fund Management, L. P., has sole voting and dispositive power over the shares held by Core Fund, L.P., a private investment partnership. These 400,000 shares are issuable upon the conversion of a convertible promissory note that converts upon Propell Corporation’s anticipated PIPE Financing.

(3)

Cynthia D. Wuthmann, trustee, has sole voting and investment control over these securities.

(4)

20,000 of these shares are issuable upon the conversion of a convertible promissory note that converts upon Propell Corporation’s anticipated PIPE Financing.

(5)

Dafna Gilboa Irrevocable Trust and Dafna Gilboa have shared voting and investment control over these securities. Aza Squarer, trustee, has sole voting and investment control with respect to the Dafna Gilboa Irrevocable Trust.

(6)

David Firshein, President, has sole voting and investment control over these securities.

(7)

50,000 of these shares are issuable upon the conversion of convertible promissory notes that convert upon Propell Corporation’s anticipated PIPE Financing.

(8)

Kevin Montoya, trustee, has sole voting and investment control over these securities. 100,000 of these shares are issuable upon the conversion of a convertible promissory note that converts upon Propell Corporation’s anticipated PIPE Financing.

(9)

Lorraine Lusted, trustee, has sole voting and investment control over these securities.

(10)

Mark Litwin, trustee, has sole voting and investment control over these securities.

(11)

Walt Bilofsky, trustee, has sole voting and investment control over these securities. 50,000 of these shares are issuable upon the conversion of a convertible promissory note that converts upon Propell Corporation’s anticipated PIPE Financing.

(12)

Theodore Kagan and Abby Kagan, trustees, have shared voting and investment control over these securities.

(13)

100,000 of these shares are issuable upon the conversion of a convertible promissory note that converts upon Propell Corporation’s anticipated PIPE Financing.

(14)

Joseph W. Abrams and Patricia G. Abrams, trustees, have shared voting and investment control over these securities. 200,000 of these shares are issuable upon the conversion of a convertible promissory note that converts upon Propell Corporation’s anticipated PIPE Financing.

(15)

C. James Jensen, general partner, has sole voting and investment control over these securities. All of these shares are issuable upon the conversion of a convertible promissory note that converts upon Propell Corporation’s anticipated PIPE Financing.

(16)

As the investment manager to Core Fund, L. P., Steven Shum has sole voting and dispositive power over shares held by Core Fund, L.P. All of these shares are issuable upon the conversion of a convertible promissory note that converts upon Propell Corporation’s anticipated PIPE Financing.

(17)

Michael Katz has sole voting and dispositive power over these securities. All of these shares are issuable upon the conversion of a convertible promissory note that converts upon Propell Corporation’s anticipated PIPE Financing.

(18)

Robert M. Mayes and Laura L. Mayes, trustees, have shared voting and investment control over these securities. All of these shares are issuable upon the conversion of a convertible promissory note that converts upon Propell Corporation’s anticipated PIPE Financing.

(19)

Janet B. Jackson and Charles R Jackson have shared voting and investment control over these securities. All of these shares are issuable upon the conversion of a convertible promissory note that converts upon Propell Corporation’s anticipated PIPE Financing.

(20)

Mark S. Litwin has sole voting and dispositive power over these securities. All of these shares are issuable upon the conversion of a convertible promissory note that converts upon Propell Corporation’s anticipated PIPE Financing.

(21)

C. James Jensen, trustee, has sole voting and investment control over these securities. All of these shares are issuable upon the conversion of a convertible promissory note that converts upon Propell Corporation’s anticipated PIPE Financing.

(22)

C. James Jensen, trustee, has sole voting and investment control over these securities. All of these shares are issuable upon the conversion of a convertible promissory note that converts upon Propell Corporation’s anticipated PIPE Financing.

(23)

All of these shares are issuable upon the conversion of a convertible promissory note that converts upon Propell Corporation’s anticipated PIPE Financing.

(24)

Daniel D. Tompkins, trustee, has sole voting and investment control over these securities. All of these shares are issuable upon the conversion of a convertible promissory note that converts upon Propell Corporation’s anticipated PIPE Financing.

(25)

All of these shares are issuable upon the conversion of a convertible promissory note that converts upon Propell Corporation’s anticipated PIPE Financing.

(26)

Keith M. Metzger and Loring Casartelli, trustees, have shared voting and investment control over these securities. All of these shares are issuable upon the conversion of a convertible promissory note that converts upon Propell Corporation’s anticipated PIPE Financing.

DILUTION

The common stock to be sold by the selling stockholders is common stock that is currently issued and outstanding. Accordingly, there will be no dilution to our existing stockholders.

DETERMINATION OF OFFERING PRICE

There currently is no established trading market for our common stock. The fixed offering price of $.50 in this prospectus was arrived at by using the planned conversion price of our most recently issued convertible promissory notes and the overall valuation of our company.

PLAN OF DISTRIBUTION

The selling stockholders and any of their respective pledgees, donees, assignees, and other successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales will be at the fixed price of $.50 until the shares are quoted on the OTC Bulletin Board.

We have agreed, subject to certain limits, to bear all costs, expenses, and fees of registration of the shares of our common stock offered by the selling stockholders for resale. However, any brokerage commissions, discounts, concessions, or other fees, if any, payable to broker-dealers in connection with any sale of shares of common stock will be borne by the selling stockholders selling those shares or by the purchasers of those shares.

On our being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution, or secondary distribution, or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing the following:

•

the name of each such selling stockholder and of any participating broker-dealer

•

the number of securities involved

•

the price at which such securities were sold

•

the commissions paid or discounts or concessions allowed to any broker-dealer, where applicable

•

that any broker-dealer did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus

•

other facts material to the transaction.

The selling stockholders may use any one or more of the following methods when selling shares:

•

directly as principals

•

ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers

•

block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•

purchases by a broker-dealer as principal and resale by the broker-dealer for its account

•

an exchange distribution in accordance with the rules of the applicable exchange

•

privately negotiated transactions

•

short sales that are in compliance with the applicable laws and regulations of any state or the United States

•

broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share

•

a combination of any such methods of sale

•

any other method permitted pursuant to applicable law

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Any sales of the shares may be effected through the OTC Bulletin Board if our shares become quoted on the OTC Bulletin Board, in private transactions or otherwise, and the shares may be sold at market prices prevailing at the time of sale or at prices related to prevailing market prices.

The selling stockholders may also engage in short sales against the box, puts and calls, and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades. The selling stockholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares. We believe that the selling stockholders have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding sale of their shares other than ordinary course brokerage arrangements, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. If the selling stockholders effect sales through underwriters, brokers, dealers or agents, such firms may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers of the shares for whom they may act as agent, principal or both in amounts to be negotiated. Those persons who act as broker-dealers or underwriters in connection with the sale of the shares may be selected by the selling stockholders and may have other business relationships with, and perform services for, us. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

Any selling stockholder or broker-dealer who participates in the sale of the shares may be deemed to be an “underwriter” within the meaning of section 2(11) of the Securities Act. Any commissions received by any underwriter or broker-dealer and any profit on any sale of the shares as principal may be deemed to be underwriting discounts and commissions under the Securities Act.

The anti-manipulation provisions of Rules 101 through 104 of Regulation M promulgated under the Exchange Act may apply to purchases and sales of shares of common stock by the selling stockholders. In addition, there are restrictions on market-making activities by persons engaged in the distribution of the common stock.

Under the securities laws of certain states, the shares may be sold in those states only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be able to be sold unless our common stock has been registered or qualified for sale in that state or an exemption from registration or qualification is available and is complied with.

We are required to pay expenses incident to the registration, offering, and sale of the shares under this offering. We estimate that our expenses will total approximately $50,000. We have agreed to indemnify certain selling stockholders and certain other persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments to which those selling stockholders or their respective pledgees, donees, transferees or other successors in interest may be required to make in respect thereof. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable.

DESCRIPTION OF SECURITIES

Our Common Stock

Authorized and Outstanding

Our authorized capital consists of 75 million shares of common stock, par value $.001 per share and 10 million shares of preferred stock, par value $.001 per share. As of November 30, 2008, 9,908,952 shares of our common stock were outstanding. No shares of our preferred stock are outstanding. We had 69 record holders of our common stock as of November 30, 2008. No shares of our common stock are currently eligible for sale under Rule 144 of the Rules and Regulations promulgated under the Securities Act of 1933.

Voting Rights

Holders of our common stock have the right to cast one vote for each share of stock in their name on the books of our company, whether represented in person or by proxy, on all matters submitted to a vote of holders of common stock, including election of directors. There is no right to cumulative voting in election of directors. Except where a greater requirement is provided by statute or by the articles of incorporation, or in the by-laws, the presence, in person or by proxy duly authorized, of the one or more holders of a majority of the outstanding shares of our common stock constitutes a quorum for the transaction of business. The vote by the holders of a majority of outstanding shares is required to effect certain fundamental corporate changes such as liquidation, merger, or amendment of our articles of incorporation.

Dividends

Our payment of dividends, if any, in the future rests within the discretion of the Board of Directors and will depend, among other things, upon our earnings, capital requirements and financial condition, as well as other relevant factors. We have not paid any dividends since our inception and do not intend to any cash dividends in the foreseeable future, but intend to retain all earnings, if any, for use in our business. There are no restrictions in our articles of incorporation or by-laws that restrict us from declaring dividends. However, the Delaware General Corporation Law does prohibit us from declaring dividends where, after giving effect to the distribution of the dividend (1) we would not be able to pay our debts as they become due in the usual course of business or (2) our total assets would be less than the sum of our total liabilities plus the amount that would be needed to satisfy the rights of stockholders who have preferential rights superior to those receiving the distribution.

Preemptive Rights

Holders of our common stock are not entitled to preemptive rights, and no redemption or sinking fund provisions are applicable to our common stock. All outstanding shares of our common stock are, and the units of common stock sold in the offering will when issued be, fully paid and non-assessable.

Our Transfer Agent

Our transfer agent is Empire Stock Transfer Inc.

Crystal Magic, Inc. Preferred Stock

The Certificate of Incorporation of Crystal Magic, Inc. authorizes 10,000 shares of Class A preferred stock, par value $.01 per share. All 10,000 shares were issued on March 11, 2008 to Steven M. Rhodes, our Chief Financial Officer. These shares of preferred stock were then returned to us on July 1, 2008 for $100 and promptly cancelled. In lieu thereof, Mr. Rhodes was granted an option to purchase 10,000 shares of Class A preferred stock for $100. The holder of the Class A preferred stock, if issued, will vote on all matters with the holders of the Crystal Magic, Inc. common stock on a one thousand votes per share basis. The shares of preferred stock rank equivalent with respect to liquidation to all classes of the Crystal Magic, Inc. common stock. The holder of the preferred stock will not be entitled to participate in any dividends declared on Crystal Magic, Inc.’s common stock. It is a condition to the exercise of the option that: (i) Crystal Magic and Propell agree to execute an Administrative Services

Agreement; (ii) Crystal Magic will continue to be managed by Propell consistent with its past practice; and (iii) no changes in the management of Crystal Magic, including, but not limited to, any changes in its director and executive officers or any material changes in its business operations, will be made without the advance written consent and approval of Propell. Due to the option and the composition of the Board of Directors of Propell, Steven Rhodes continues to be in a position to exert substantial influence over CMI. Therefore, CMI has been classified as an investment on our balance sheet and has been accounted for under the cost method.

EXPERTS

The audited balance sheet of Propell Corporation as of January 31, 2008 and the related statements of operations, stockholders’ deficit and cash flows for the period from January 29, 2008 (date of inception) to January 31, 2008 included in this prospectus have been so included in reliance on the report of Maddox Ungar Silberstein, PLLC, independent registered accountants, given on the authority of said firm as experts in accounting and auditing.

The audited balance sheets of Mountain Capital, LLC d/b/a Arrow Media Solutions as of December 31, 2007 and 2006 and the related statements of operations and members’ equity, and cash flows for the years then ended included in this prospectus have been so included in reliance on the report of Maddox Ungar Silberstein, PLLC, independent registered accountants, given on the authority of said firm as experts in accounting and auditing.

No expert or counsel named in this registration statement as having prepared or certified any part of this statement or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or will receive, in connection with the offering, a substantial interest, direct or indirect, in us. Nor was any such person connected with us as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

LEGAL MATTERS

The validity of our common stock offered hereby will be passed upon for us by Lehman & Eilen LLP, Boca Raton, Florida.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our directors and officers are indemnified as provided by the Delaware General Corporation Law and our Certificate of Incorporation. Section 145 of the Delaware General Corporation Law provides that a director or officer is not individually liable to the corporation or its stockholders or creditors for any damages as a result of any act or failure to act in his capacity as a director or officer unless it is proven that (1) his act or failure to act constituted a breach of his fiduciary duties as a director or officer and (2) his breach of those duties involved intentional misconduct, fraud or a knowing violation of law. Our Certificate of Incorporation provides for indemnification of our directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law.

This provision is intended to afford directors and officers protection against and to limit their potential liability for monetary damages resulting from suits alleging a breach of the duty of care by a director or officer. As a consequence of this provision, stockholders of our company will be unable to recover monetary damages against directors or officers for action taken by them that may constitute negligence or gross negligence in performance of their duties unless such conduct falls within one of the foregoing exceptions. The provision, however, does not alter the applicable standards governing a director’s or officer’s fiduciary duty and does not eliminate or limit the right of our company or any stockholder to obtain an injunction or any other type of non- monetary relief in the event of a breach of fiduciary duty.

We have also indemnified Steven M. Rhodes and Vicki L. Rhodes from and against any damages which they may incur as a result of a demand for payment made against them by the U.S. Small Business Administration or Liberty National Bank with respect to their guarantees on certain loans.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

PROPELL CORPORATION FINANCIAL STATEMENTS

JANUARY 31, 2008

F – 1

Maddox Ungar Silberstein, PLLC CPAs and Business Advisors	Phone (248) 203-0080 Fax (248) 281-0940 30600 Telegraph Road, Suite 2175 Bingham Farms, MI 48025-4586 www.maddoxungar.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Propell Corporation

Greenbrae, California

We have audited the accompanying balance sheet of Propell Corporation (a development stage company) as of January 31, 2008 and the related statements of operations, stockholders’ deficit and cash flows for the period from January 29, 2008 (date of inception) to January 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Propell Corporation as of January 31, 2008, and the results of its operations and cash flows for the period from January 29, 2008 (date of inception) to January 31, 2008, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has limited working capital, has not yet received revenue from sales of products or services, and has incurred losses from operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans with regard to these matters are described in Note 4. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Maddox Ungar Silberstein PLLC

Maddox Ungar Silberstein, PLLC

Bingham Farms, Michigan

March 10, 2008

F – 2

PROPELL CORPORATION

(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEET

As of January 31, 2008

ASSETS

Current Assets	$100
Cash and equivalents

TOTAL ASSETS	$100

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current Liabilities
Accrued Expenses	$2,500
Loan Payable – Related Party	100

TOTAL LIABILITIES	2,600

Stockholders’ Deficit
Preferred Stock – $.001 par value, 10,000,000 shares authorized, -0- shares issued and outstanding	0
Common Stock – $.001 par value, 90,000,000 shares authorized, -0- shares issued and outstanding	0
Deficit accumulated during the development stage	(2,500)
Total stockholders’ deficit	(2,500)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$100

See accompanying notes to financial statements.

F – 3

PROPELL CORPORATION

(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF OPERATIONS

Period from January 29, 2008 (Inception) to January 31, 2008

Period from January 29, 2008 (Inception) to January 31, 2008

Revenues	$0

Expenses:
Professional fees	2,500

Net Loss	$2,500

Net loss per share:
Basic and diluted	$(0.00)

Weighted average shares outstanding:
Basic and diluted	$0

See accompanying notes to financial statements.

F – 4

PROPELL CORPORATION

(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF STOCKHOLDERS’ DEFICIT

Period from January 29, 2008 (Inception) to January 31, 2008

	Common stock		Additional		Deficit accumulated during the
	Shares	Amount	paid-in capital		development stage		Total
Issuance of Common Shares		$-	$-	$		$

Net loss for the period	-	$-	-		(2500)		(2500)

Balance, January 31, 2008	-	$-	$-		$(2500)		$(2500)

See accompanying notes to financial statements.

F – 5

PROPELL CORPORATION

(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF CASH FLOWS

Period from January 29, 2008 (Inception) to January 31, 2008

Period from January 29, 2008 (Inception) to January 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(2,500)
Change in non-cash working capital items
Increase in accrued expenses	2,500

CASH FLOWS USED BY OPERATING ACTIVITIES

CASH FLOWS FROM FINANCING ACTIVITIES
Loan from related party	100

NET INCREASE IN CASH	100

Cash, beginning of period	–
Cash, end of period	$100

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$0
Income taxes paid	$0

See accompanying notes to financial statements.

F – 6

PROPELL CORPORATION

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

Period from January 29, 2008 (Inception) to January 31, 2008

NOTE 1 – SUMMARY OF ACCOUNTING POLICIES

Nature of Business

Propell is a fully integrated provider of personalized products and services, delivered through multiple channels, including online stores, its own proprietary photo kiosks, photo imaging locations, and independent and company-owned retail stores.

Development Stage Company

The accompanying financial statements have been prepared in accordance with the Statement of Financial Accounting Standards No. 7 “Accounting and Reporting by Development-Stage Enterprises”. A development-stage enterprise is one in which planned principal operations have not commenced or if its operations have commenced, there has been no significant revenues there from.

Cash and Cash Equivalents

Propell considers all highly liquid investments with maturities of three months or less to be cash equivalents. At January 31, 2008 the Company had $100 of unrestricted cash to be used for future business operations.

Fair Value of Financial Instruments

Propell’s financial instruments consist of cash.

Income Taxes

Income taxes are computed using the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, are not expected to be realized.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

Propell does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company’s results of operations, financial position or cash flow.

F – 7

PROPELL CORPORATION

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

Period from January 29, 2008 (Inception) to January 31, 2008

NOTE 2 – LOAN PAYABLE – RELATED PARTY

Propell received a loan in the amount of $100 at inception from Crystal Magic, Inc. which was used to open up its corporate bank account. The loan is non-interest bearing, due on demand, and unsecured. Crystal Magic, Inc. is controlled and managed by a person who is CFO and Chairman of the Board of Propell.

NOTE 3 – INCOME TAXES

For the period ended January 31, 2008, Propell has incurred net losses and, therefore, has no tax liability. The net deferred tax asset generated by the loss carry-forward has been fully reserved. The cumulative net operating loss carry-forward is $2,500 at January 31, 2008, and will expire in the year 2028.

The cumulative tax effect at the expected rate of 34% of significant items comprising our net deferred tax amount is as follows:

2008
Deferred tax asset attributable to:
Net operating loss carryover	$850
Valuation allowance	(850)
Net deferred tax asset	$–

NOTE 4 – LIQUIDITY AND GOING CONCERN

Propell has limited working capital and has not yet received revenues from sales of products or services. These factors create substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustment that might be necessary if the Company is unable to continue as a going concern.

The ability of Propell to continue as a going concern is dependent on the Company generating cash from the sale of its common stock and/or obtaining debt financing and attaining future profitable operations. Management’s plans include selling its equity securities and obtaining debt financing to fund its capital requirement and ongoing operations; however, there can be no assurance the Company will be successful in these efforts.

F – 8

MOUNTAIN CAPITAL, LLC

d/b/a ARROW MEDIA SOLUTIONS

DECEMBER 31, 2007

F – 9

Maddox Ungar Silberstein, PLLC CPAs and Business Advisors	Phone (248) 203-0080 Fax (248) 281-0940 30600 Telegraph Road, Suite 2175 Bingham Farms, MI 48025-4586 www.maddoxungar.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Mountain Capital, LLC

D/B/A Arrow Media Solutions

Lake Placid, NY

We have audited the accompanying balance sheets of Mountain Capital, LLC d/b/a Arrow Media Solutions, a New York Limited Liability Company, as of December 31, 2007 and 2006, and the related statements of operations and members’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mountain Capital, LLC d/b/a Arrow Media Solutions as of December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

/s/ Maddox Ungar Silberstein, PLLC

Maddox Ungar Silberstein, PLLC

Bingham Farms, Michigan

February 29, 2008

F – 10

MOUNTAIN CAPITAL, LLC

d/b/a ARROW MEDIA SOLUTIONS

BALANCE SHEETS

AS OF DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS

Current Assets
Cash and equivalents	$151,716	$322,442
Accounts receivable:
Trade	272,311	216,455
Officers	575	575
Inventories	237,662	523,021
Prepaid Expenses and Taxes	2,073	0
Total Current Assets	679,458	1,062,492

Property and Equipment, Net	35,836	30,262

Other Assets
Security Deposit	15,120	0

TOTAL ASSETS	$715,293	$1,092,755

LIABILITIES AND MEMBERS’ EQUITY

Current Liabilities
Accounts Payable:
Trade	$86,227	$83,932
Related Party	8,887	5,000
Note Payable-Related Party	0	1,999,288
Accrued Expenses and Taxes	6,009	0
Total Liabilities	101,123	2,088,120

MEMBERS’EQUITY (DEFICIT)	614,170	(995,365)

TOTAL LIABILITIES AND MEMBERS’ DEFICIT	$715,293	$1,092,755

See accompanying notes to financial statements.

F – 11

MOUNTAIN CAPITAL, LLC

d/b/a ARROW MEDIA SOLUTIONS

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006

Gross Revenues	$1,403,305	$1,539,178

Cost of Goods Sold	937,603	1,258,956

Gross Profit	465,702	280,222

Operating Expenses	806,736	840,237

Operating (Loss)	(341,034)	(560,015)

Other Income (Expense)	(6,219)	57,611

Net (Loss)	$(347,253)	$(502,404)

Members’ Equity (Deficit) – Beginning of Year	(995,365)	(604,678)

Plus: Contributions by Members	1,956,788	116,217

Less: Distributions to Members	0	(4,500)

Members’ Equity (Deficit) – End of Year	$614,170	$(995,365)

See accompanying notes to financial statements.

F – 12

MOUNTAIN CAPITAL, LLC

d/b/a ARROW MEDIA SOLUTIONS

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Cash Flows from Operating Activities:
Net Loss for the Period	$(347,253)	$(502,404)

Adjustments to Reconcile Net Loss to Net Cash Provided by
(Used in) Operating Activities:
Depreciation	4,291	3,992
Amortization	0	96,621
Changes in Assets and Liabilities
(Increase) Decrease in Accounts Receivable:
Trade	(55,857)	(192,946)
Officers	0	4,500
Decrease in Inventories	285,360	472,771
(Increase) in Prepaid Expenses and Taxes	(2,073)	0
(Increase) Decrease in Deposits	(15,120)	208,260
Increase (Decrease) in Accounts Payable:
Trade	2,396	(50,110)
Related Party	3,886	5,000
Increase in Accrued Expenses and Taxes	6,009	0
Net Cash Provided By (Used in) Operating Activities	(118,361)	45,684

Cash Flows from Investing Activities:
Purchases of Property and Equipment	(9,865)	(228)
Net Cash Used in Investing Activities	(9,865)	(228)

Cash Flows from Financing Activities:
Notes Payable-Borrowing	0	116,788
Notes Payable-Repayment	(1,999,288)	0
Member Contribution	1,956,788	116,217
Member Distribution	0	(4,500)
Net Cash Provided by (Used in) Financing Activities	(42,500)	228,505

Net Increase (Decrease) in Cash and Cash Equivalents	(170,726)	273,961

Cash and Cash Equivalents – Beginning	322,442	48,481

Cash and Cash Equivalents – Ending	$151,716	$322,442

The accompanying notes are an integral part of the financial statements.

F – 13

MOUNTAIN CAPITAL, LLC

d/b/a Arrow Media Solutions

Notes to Financial Statements

December 31, 2007 and 2006

1.

Organization and Description of Business

Mountain Capital, LLC d/b/a Arrow Media Solutions (“the Company”) is a New York State Limited Liability Company which assembles and distributes free standing kiosks which produce pictures and related products and services using various input media such as camera digital memory cards, CD’s etc. The Company’s, management, administrative, and service personnel are currently headquartered in Lake Placid, New York with its assembly, warehouse and marketing operations in Brea, California.

2.

Summary of Significant Accounting Policies

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of trade receivables. In the normal course of business, the Company provides on-going credit evaluations of its customers and maintains allowances for possible losses.

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Cash and Cash Equivalents

Cash includes all cash and highly liquid investments with original maturities of three months or less.

Inventory

Inventory consists of kiosks and components and is stated at the lower of cost or market using the FIFO (first in, first out) method.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation and amortization on property and equipment are determined using the straight-line method for book purposes and accelerated methods for income tax purposes over the ten year estimated useful lives of the assets.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment when events or changes in circumstances indicated that the book value of an asset may not be recoverable. The Company evaluates, at each balance sheet date, whether events and circumstances have occurred which indicate possible impairment. The Company uses an estimate of future undiscounted net cash flows of the related asset or group of assets over the estimated remaining life in measuring whether the assets are recoverable. If it is determined that an impairment loss has occurred based on expected cash flows, such loss is recognized in the statement of operations. In the fourth quarter of 2006 the Company analyzed its expected cash flows related to its installed software license, and determined that the cash flows would not be sufficient to recover its investment in that assets, resulting in an impairment. The total amount impaired was $96,621 and was recorded in operating expenses.

F – 14

MOUNTAIN CAPITAL, LLC

d/b/a Arrow Media Solutions

Notes to Financial Statements

December 31, 2007 and 2006

2.

Summary of Significant Accounting Policies (continued)

Revenue Recognition

Revenue is recognized when a valid contract or purchase order has been executed or received, services have been performed or product has been delivered, the selling price is fixed or determinable, and collectability is reasonably assured.

Use of Estimates

The preparation of financial statements is conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant estimates include the cash flow projections used for the impairment tests, depreciation and amortization.

3.

Leases

On March 1, 2007 the company entered into a lease agreement to rent office and warehouse space in Brea, California. The term is three years without any renewal options. The lease expense for 2007 was $31,350. The three year commitment requires annual lease payments of $34,200, $35,232 and $36,288 and expires on February 28, 2010.

4.

Property and Equipment

Property and equipment consists of the following at December 31:
	2007	2006
Furniture, fixtures and equipment	$49,784	$39,919
Less accumulated depreciation and amortization	13,948	9,657
Net furniture, fixtures and equipment	$35,836	$30,262

5.

Accrued Expenses and Taxes

Accrued expenses and taxes consisted of the following at December 31:

	2007	2006
Accrued payroll taxes	$305	$0
Accrued sales tax	5,704	0
	$6,009	$0

F – 15

MOUNTAIN CAPITAL, LLC

d/b/a Arrow Media Solutions

Notes to Financial Statements

December 31, 2007 and 2006

6.

Note Payable – Related Party

Notes payable consisted of the following at December 31, 2006:

Note Payable - James Graham:

 $1,999,288

The note was non-interest bearing until January 1, 2008, and is secured via a UCC filing on the Company’s assets. On December 31, 2007, the entire balance of the note was converted into member’s equity and the UCC filing was amended, releasing the Company of its obligations. See Note 8 below.

7.

Income Taxes

Federal and State income taxes have not been provided in these financial statements since the Company is taxed as a partnership for income tax purposes. The results of operations and credits, if any, are passed onto the partners of the Company and are included on the tax returns of each member.

8.

Members’ Equity (Deficit)

Conversion of Debt to Members’ Equity

As discussed in Note 6, on December 31, 2007, pursuant to the terms of an agreement, James Graham converted $1,999,288 of loans into members’ contribution to equity in return for additional units of membership.

9.

Related Party Transactions

As of December 31, 2007 and 2006, the company had shared payroll, office expenses and rent with Auleron 2005, LLC a related party in the amount of $168,952 and $97,623, respectively. Auleron 2005, LLC and this company have common members which make up the majority interest in both companies. The Company also contracted services from Auleron 2005, LLC in the amount of $34,895 in 2007 and $43,785 in 2006.

See Notes 6 and 8.

10.

Other Income (Expense)

In 2006, the Company recognized other income of $57,600 related to a reduction in a previously recorded account payable. In 2007, the Company recorded other expenses of $6,234 related to items damaged in shipment to a customer.

F – 16

MOUNTAIN CAPITAL, LLC

d/b/a Arrow Media Solutions

Notes to Financial Statements

December 31, 2007 and 2006

11.

Supplemental Cash Flow Information

During the years ended December 31, 2007 and 2006, the Company did not have significant non-cash financing and investing activities.

Cash paid for interest totalled $0 and $0 during 2007 and 2006, respectively.

12.

Commitments and Contingencies

The Company may become or is subject to investigations, claims or lawsuits ensuing out of the conduct of its business. The Company does not believe it is presently involved in any investigations, claims or lawsuits and therefore has not provided any contingencies for these items.

13.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash, receivables and payable. Management believes that the value of the Company has been reported fairly.

14.

Recent Accounting Pronouncements

In December 2003, the FASB issued Interpretation No. 46 (“FIN 46R”) (revised December 2003), Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 (“ARB 51”), which address how a business enterprise should evaluate whether it has a controlling interest in an entity through means other than voting rights and according should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46 (FIN 46), which was issued in January 2003. Before concluding that it is appropriate to apply ARB 51 voting interest consolidation model to an entity, an enterprise must first determine that the entity is not a variable interest entity (VIE). As of the effective date of FIN 46R, an enterprise must evaluate its involvement with all entities or legal structures created before February 1, 2003, to determine whether consolidation requirements of FIN 46R apply to those entities. There is no grand-fathering of existing entities. Public companies must apply either FIN 46 or FIN 46R immediately to entities crated after January 31, 2003 and no later than the end of the first reporting period that ends after March 14, 2004. The adoption of FIN 46 had no effect on the Company’s consolidated financial position, results or operations or cash flows. The Company does have a brother sister relationship with Auleron 2005, LLC which has common ownership control through the majority partners of this Company who also own a majority interest in Auleron 2005, LLC. However, management has elected not to consolidate the two entities in this financial statement.

The Company does not expect the adoption of other recently issued accounting pronouncements to have a significant impact on the Company’s results of operations, financial position or cash flow.

F – 17

PROPELL CORPORATION

SEPTEMBER 30, 2008

F – 18

PROPELL CORPORATION

CONSOLIDATED BALANCE SHEET (unaudited)

SEPTEMBER 30, 2008

ASSETS
Current Assets
Cash	$454,699
Accounts Receivable, Net	214,614
Prepaid Expenses	106,871
Inventory	300,561
Deposits-Current	55,649
Total Current Assets	1,132,394

Property and Equipment, Net	42,878

Other Assets
Investments in Affiliated Entities	0
Deposits-Long Term	15,120
Total Other Assets	15,120

TOTAL ASSETS	$1,190,392

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities
Accounts Payable	$113,791
Accrued Expenses and Taxes	228,246
Notes Payable – Current Portion	1,730,000
Deferred Revenue	31,476
Total Current Liabilities	2,103,513

TOTAL LIABILITIES	2,103,513

STOCKHOLDERS’ DEFICIT
Capital Stock	9,909
Paid in Capital	456,375
Distributions to Affiliate	635,187
Accumulated Deficit	(744,218)

TOTAL STOCKHOLDERS’ DEFICIT	(913,121)

TOTAL LIABILITIES AND STOCKHOLDERS’ (DEFICIT)	$1,190,392

The accompanying notes are an integral part of the financial statements.

F – 19

PROPELL CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)

FOR THE NINE AND THREE MONTHS ENDED SEPTEMBER 30, 2008

	NINE MONTHS ENDED SEPTEMBER 30, 2008	THREE MONTHS ENDED SEPTEMBER 30, 2008
Gross Revenues	$794,428	$692,048
Cost of Goods Sold	498,627	422,825
Gross Profit	295,801	269,223
Operating Expenses	1,019,951	504,546
Operating Loss	(724,150)	(235,323)
Other Income (Expense)	(20,068)	(13,082)
Net Loss Before Provision for Income Taxes	(744,218)	(248,405)
Provision for Income Taxes	0	0
Net Loss	$(744,218)	$(248,405)
Weighted Average Number of Shares Outstanding	6,532,215	9,908,952
Net Loss Per Share	$(0.11)	$(0.03)

The accompanying notes are an integral part of the financial statements.

F – 20

PROPELL CORPORATION

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ DEFICIT (unaudited)

AS OF SEPTEMBER 30, 2008

	Common	Common	Additional	Distributions
	Stock	Stock	Paid in	To	Accumulated
	Shares	Amount	Capital	Affiliate	Deficit	Total

Balance January 29, 2008	0	$0	$0	$0	$0	$0

Issuance of common stock to acquire Crystal Magic	5,400,000	5,400	(5,400)	–	–	$0

Issuance of common stock to acquire Auleron 2005	136,088	136	(136)	–	–	$0

Reclassification of intercompany payable	–	–	59,700	–	–	59,700

Issuance of common stock to acquire Mountain Capital	2,094,864	2,095	381,709	–	–	$383,804

Conversion of convertible notes to common stock	2,278,000	2,278	20,502	–	–	$22,780

Distributions to Affiliate	–	–	–	(635,187)	–	(635,187)

Net loss for the nine months ended September 30, 2008	–	–	–	–	(744,218)	(744,218)

Balance September 30, 2008	9,908,952	$9,909	$456,375	$(635,187)	$(744,218)	$(913,121)

The accompanying notes are an integral part of the financial statements.

F – 21

PROPELL CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

Cash Flows from Operating Activities:
Net (Loss) for the Period	$(744,218)

Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:
Depreciation Expense	2,233
Changes in Assets and Liabilities
Decrease in Accounts Receivable	(105,698)
(Increase) in Deposits	(299)
(Increase) in Inventory	(17,042)
(Increase) in Prepaid Expenses	(98,881)
Increase in Accounts Payable	31,415
Increase in Deferred Revenue	14,660
Increase in Accrued Expenses and Taxes	226,503
Net Cash (Used in) Operating Activities	(691,376)

Cash Flows from Investing Activities:
Acquisitions of Property and Equipment	(8,646)

Net Cash (Used in) Investing Activities	(8,646)

Cash Flows from Financing Activities:
Distributions to Affiliate – Crystal Magic	(635,187)
Proceeds from Issuance of Convertible Notes	1,752,780
Increase in Intercompany Payable Auleron 2005	4,312
Net Cash Provided by Financing Activities	1,121,905

Net Increase in Cash and Cash Equivalents	421,932

Cash and Cash Equivalents – Beginning	32,767

Cash and Cash Equivalents – Ending	$454,699

The accompanying notes are an integral part of the financial statements.

F – 22

PROPELL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Propell Corporation (the “Company”) is a fully integrated provider of personalized products and services, delivered through multiple channels, including online stores, its own proprietary photo kiosks, photo imaging locations, and independent and company-owned retail stores.

Propell Corporation is a Delaware corporation that was formed on January 29, 2008. Propell acquired 100% of the outstanding common stock of Crystal Magic, Inc. on April 10, 2008. Propell acquired 100% of the membership interests, and voting control, of Mountain Capital, LLC d/b/a Arrow Media Solutions and Auleron 2005, LLC on May 5, 2008.

Crystal Magic, Inc. (“Crystal”) was formed as a Florida corporation on April 10, 1998, is headquartered in Orlando, Florida and its primary business is to provide subsurface etched photo crystal and personalized subsurface etched promotional products. Crystal Magic owns and operates retail kiosks and displays in theme parks (Disneyworld (3), Disneyland (3), and Universal Orlando (2)). Crystal Magic utilizes the distribution channel of more than 20,000 distributors that are members of the Advertising Specialty Institute and or the Promotional Products Association International organizations for its custom awards and gift products. Former Crystal Magic, Inc. shareholders have voting control of Propell Corporation at September 30, 2008.

Mountain Capital, LLC d/b/a Arrow Media Solutions is a New York State Limited Liability Company which assembles and distributes free standing kiosks which produce pictures and related products and services using various input media such as camera digital memory cards, CD’s etc. Mountain Capital’s management, administrative, and service personnel are currently headquartered in Lake Placid, New York with its assembly, warehouse and marketing operations in Brea, California.

Auleron 2005, LLC is a New York State Limited Liability Company which performs a variety of technology services for customers throughout North America using independent subcontractors who are coordinated and directed through its Project Management Organization in its sole office in Lake Placid, New York.

Propell does not have voting control of Crystal Magic, Inc. Auleron 2005 LLC’s operations have been temporarily discontinued. See Note 6 – “Investments in Affiliated Entities” – for additional information as to how we account for our investments in these two companies.

Cash and Cash Equivalents

Propell considers all highly liquid investments with maturities of three months or less to be cash equivalents. At September 30, 2008 the Company had $454,699 of unrestricted cash to be used for future business operations.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of trade receivables. In the normal course of business, the Company provides on-going credit evaluations of its customers and maintains allowances for possible losses.

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

PROPELL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments

The carrying amounts of our financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate fair value because of their generally short maturities. The fair value of long-term debt, which approximates its carrying value, is based on current rates at which we could borrow funds with similar remaining maturities.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation and amortization on property and equipment are determined using the straight-line method over the ten year estimated useful lives of the assets.

Inventory

Inventory consists of kiosks and components and is stated at the lower of cost or market using the FIFO (first in, first out) method.

Income Taxes

Income taxes are computed using the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, are not expected to be realized.

Compensated Absences

Employees of the Company are entitled to paid vacation depending upon lengths of service and other factors. The amount of compensation for future vacations cannot be reasonably estimated. Accordingly, no liability has been recorded in the accompanying financial statements. The Company’s policy is to recognize compensated vacations when actually paid to employees.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

Propell does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company’s results of operations, financial position or cash flow.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment when events or changes in circumstances indicated that the book value of an asset may not be recoverable. The Company evaluates, at each balance sheet date, whether events and circumstances have occurred which indicate possible impairment. The Company uses an estimate of future undiscounted net cash flows of the related asset or group of assets over the estimated remaining life in measuring whether the assets are recoverable. If it is determined that an impairment loss has occurred based on expected cash flows, such loss is recognized in the statement of operations.

PROPELL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Principles of Consolidation

The combined financial statements include the accounts of Propell Corporation and Mountain Capital, LLC after elimination of intercompany accounts and transactions.

Investments in Affiliates

Propell uses the cost method to account for our investments in companies that we do not control and for which we do not have the ability to exercise significant influence over operating and financial policies. In accordance with the cost method, these investments are recorded at cost or fair value, as appropriate.

Investments in affiliates in which the Company does not exercise control and has a 20% or more voting interest are accounted for using the equity method of accounting. If the fair value of an investment in an affiliate is below its carrying value and the difference is deemed to be other than temporary, the difference between the fair value and the carrying cost is charged to earnings.

See Notes 6 and 14.

Revenue Recognition

The Company recognizes revenues when products are shipped or services are delivered to customers, pricing is fixed or determinable, and collection is reasonably assured. Net revenues include product sales net of returns and allowances.

NOTE 2 – LEASES

On March 1, 2007 Mountain Capital, LLC entered into a lease agreement to rent office and warehouse space in Brea, California. The term is three years without any renewal options. The lease expense for period ending September 30, 2008 was $23,426. The remaining commitment requires annual lease payments of $35,848 and $15,120 and expires on February 28, 2010.

On May 5, 2008 Propell Corporation entered into a lease agreement to rent office space in San Anselmo, California. The term is through April 30, 2009 without any renewal options. The lease expense for the period ending September 30, 2008 was $9,367. The remaining commitment requires lease payments of $10,490.

Minimum annual rents for all leases for the remaining lease terms are as follows:

Period Through	Amount
September 30, 2009	$46,337
September 30, 2010	$15,120

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at September 30, 2008:

Property and equipment	$60,176
Less: accumulated depreciation and amortization	17,298
Property and equipment, net	$42,878

Depreciation expense was $2,233 for the nine months ended September 30, 2008.

PROPELL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008

NOTE 4 – PREPAID EXPENSES

Prepaid expenses consisted of the following at September 30, 2008:

Prepaid maintenance expense	$5,917
Prepaid marketing expense	100,000
Prepaid insurance	954
$106,871

NOTE 5 – DISTRIBUTIONS TO AFFILIATE

Propell made short-term advances to its wholly owned subsidiary, Crystal Magic, Inc., to be used as working capital, primarily to develop and expand its Web Stores on Demand program, in the amount of $635,187. The advances are due upon demand and bear no interest. Management of Propell believes that Crystal may eventually be able to repay these advances to Propell; however, due to Propell’s lack of control over Crystal Magic, the advances have been recorded as distributions to affiliate and are reflected as a reduction to our stockholders’ equity. Crystal Magic, Inc. is a wholly owned subsidiary of Propell Corporation.

NOTE 6 – INVESTMENTS IN AFFILIATED ENTITIES

In April 2008, Propell acquired 100% of the outstanding common shares of Crystal Magic, Inc. in exchange for Propell common shares. For reasons primarily related to a change in control clause in contracts that Crystal Magic, Inc. has with its major source of revenue, we issued the former majority shareholder of Crystal a preferred stock option, which effectively prevents us from having control of Crystal while this option is in place. Presently, we are accounting for this investment using the cost method as we do not have the ability to control Crystal nor do we have the ability to exercise significant influence over its operating and financial policies. Due to Crystal Magic, Inc.’s history of operating losses and its negative working capital position, we have determined that its fair value as of the date of acquisition and as of September 30, 2008, is $-0-.

In May 2008, Propell acquired 100% of the ownership interests of Auleron 2005, LLC. We are accounting for this investment as an asset purchase. The operations of Auleron 2005, LLC have been temporarily discontinued. We have determined that the fair value of the net assets of Auleron 2005, LLC as of the date of acquisition to be immaterial to our financial statements and at September 30, 2008 to be $-0-.

See Notes 1 and 14.

NOTE 7 – ACCRUED EXPENSES AND TAXES

Accrued expenses and taxes consisted of the following at September 30, 2008:

Taxes	$8,178
Interest	20,068
Marketing	200,000
$228,246

PROPELL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008

NOTE 8 – OTHER INCOME (EXPENSE)

Other income (expense) consisted of the following for the nine months ended September 30, 2008:

Interest (expense)	$(20,068)
Equity in losses of unconsolidated affiliates	0
Total other expense	$(20,068)

NOTE 9 – NOTES PAYABLE

Notes payable as of September 30, 2008 totaled $1,730,000. The table below summarizes the Company’s loans payable at September 30, 2008.

	September 30, 2008
	Current	Long Term
Convertible Notes Payable – These notes are converted to common stock upon acquisition of PIPE financing. The notes accrue 3% interest annually.	1,730,000	0
Total Notes Payable	$1,730,000	$0

Future principal payments under note payable obligations as of September 30, 2008 and for each of the remaining years and in the aggregate are as follows:

Period Ending	Principal Amount
September 30, 2009	$1,730,000
Total	$1,730,000

NOTE 10 – CONVERTIBLE NOTES PAYABLE

In March 2008, the Company issued $22,780 of convertible notes payable. These notes converted to stock upon the successful merger of Crystal Magic, Inc., Mountain Capital, LLC and Auleron 2005, LLC with the Company. These mergers took place on April 10, 2008 and May 5, 2008, respectively and 2,278,000 shares of common stock were issued in exchange for the convertible notes. See Note 13.

On May 12, 2008, the Company issued another $1,730,000 of convertible notes payable. These notes convert to common stock if, and when, PIPE financing is received. The notes are accruing interest at 3% annually. Upon conversion, these notes would be equivalent to a minimum of 3,460,000 shares of common stock per the formula contained in the note agreement, which is the lesser of $.50 per share or at a twenty-five percent discount of the price per the PIPE financing. See Note 9.

PROPELL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008

NOTE 11 – INCOME TAXES

For the period ended September 30, 2008, Propell has incurred net losses and, therefore, has no tax liability. The net deferred tax asset generated by the loss carry-forward has been fully reserved. The cumulative net operating loss carry-forward is approximately $744,000 at September 30, 2008, and will expire in the year 2028.

The cumulative tax effect at the expected rate of 34% of significant items comprising our net deferred tax amount is as follows:

2008
Deferred tax asset attributable to:
Net operating loss carryover	$253,000
Valuation allowance	(253,000)
Net deferred tax asset	$-0-

NOTE 12 – STOCKHOLDERS’ EQUITY

Propell Corporation has 9,908,952 shares of common stock, $.001 par value, issued and outstanding as of September 30, 2008.

In April 2008, we announced the successful merger of Crystal Magic, Inc. based in Orlando, Florida in exchange for 5,400,000 restricted shares of common stock valued at $5,400. In May 2008, we announced the successful acquisition of Mountain Capital, LLC and Auleron 2005, LLC based in New York in exchange for 2,094,864 and 136,088 restricted shares of common stock, respectively valued at $2,231. The merger with Crystal is being treated as an investment using the cost method for accounting purposes. See Note 6.

In May 2008, convertible notes payable totaling $22,780 were converted into 2,278,000 shares of common stock, per the terms of the convertible notes. See Notes 9 and 10.

Propell made short-term advances to its wholly owned subsidiary, Crystal Magic, Inc., to be used as working capital, primarily to develop and expand its Web Stores on Demand program, in the amount of $635,187. The advances are due upon demand and bear no interest. Management of Propell believes that Crystal may eventually be able to repay these advances to Propell; however, due to Propell's lack of control over Crystal Magic, the advances have been recorded as distributions to affiliate and are reflected as a reduction to our stockholders’ equity. Crystal Magic, Inc. is a wholly owned subsidiary of Propell Corporation.

NOTE 13 – SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for interest totaled $20,068 for the period ended September 30, 2008.

Cash paid for income taxes totaled $0 for the period ended September 30, 2008.

In May 2008, convertible notes payable totaling $22,780 were converted into 2,278,000 shares of common stock, per the terms of the convertible notes. See Notes 9 and 10.

NOTE 14 – COMMITMENTS AND CONTINGENCIES

Steven Rhodes, our Chief Financial Officer, was granted an option to purchase 10,000 shares of Class A Preferred Stock of Crystal Magic, Inc. which, if issued, will vote on all matters with the holders of Crystal common stock on a one thousand votes per share basis. Although it is a condition to the exercise of the option that Steven Rhodes execute an Administrative Agreement that restricts his ability to engage in certain actions, the option, together with the current board composition of Propell, allow Steven Rhodes to continue to be in a position to exert substantial control over Crystal. The interests of this concentration of ownership may not always coincide with the interests of Propell. Therefore, until such time as Steven Rhodes does not have such control, we will classify our interest in Crystal as an investment accounted for under the cost method.

PROPELL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008

NOTE 14 – COMMITMENTS AND CONTINGENCIES (continued)

The Administrative Agreement that is required to be signed if Mr. Rhodes exercises the Class A Preferred Stock option contains terms that include the following:

a)

The board of Propell shall approve all operating budgets of Crystal and Crystal shall not incur any additional expenses that have not been set forth in the approved budget without the prior approval of the board;

b)

Crystal is to remit all operating revenue in excess of the amounts of its SBA loan payment obligations to Propell, and require Propell to make appropriate arrangements for the payment of expenses incurred by Crystal in the operation of its business.

Propell does not believe that this Agreement would subject it to a material future financial commitment.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION.

On April 10, 2008, Propell Corporation (“Propell”) completed its acquisition of Crystal Magic, Inc., (“CM”). On May 6, 2008, Propell completed its acquisition of Auleron 2005 LLC (“Auleron”) and Mountain Capital LLC (“Mountain”). For accounting purposes, the business combination of Propell and Mountain has been treated as a business combination with Propell as the acquirer. The following unaudited pro forma income statements are based on historical financial statements of Propell and Mountain. The acquisition of CM is being accounted for under the cost method. The acquisition of AUL is accounted for as an asset purchase. Both CM and AUL are not a part of these pro forma financial statements. The unaudited pro forma combined financial statements are provided for information purposes only. The pro forma financial statements are not necessarily indicative of what the financial position or results of operations actually would have been had the acquisition been completed at the dates indicated below. In addition, the unaudited pro forma combined financial statements do not purport to project the future financial position or operating results of the combined company. The unaudited pro forma combined financial information has been prepared in accordance with the rules and regulations of the Securities and Exchange Commission. For pro forma purposes:

•

The Unaudited Pro Forma Combined Income Statement for the periods ended September 30, 2008 and 2007 combines the historical income statements of Propell and Mountain for the indicated periods, giving effect to the acquisitions/mergers as if they had occurred on January 1, 2007.

These unaudited pro forma combined financial statements and accompanying notes should be read in conjunction with the separate historical financial statements of Mountain as of and for the years ended December 31, 2007 and 2006.

PROPELL CORPORATION

SEPTEMBER 30, 2008

Pro Forma Combined Statements of Operations for the Nine Months Ended September 30, 2008 (unaudited)	F-32

Pro Forma Combined Statements of Operations for the Nine Months Ended September 30, 2007 (unaudited)	F-33

Pro Forma Combined Statements of Operations for the Three Months Ended September 30, 2008 (unaudited)	F-34

Pro Forma Combined Statements of Operations for the Three Months Ended September 30, 2007 (unaudited)	F-35

PROPELL CORPORATION

PRO FORMA COMBINED STATEMENTS OF OPERATIONS (unaudited)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

	Propell Corporation	Mountain Capital	Pro Forma Adjustments	Totals

Gross Revenues	$-	$1,092,472		$1,092,472
Cost of Goods Sold	0	681,669		681,669
Gross Profit	0	410,803		410,803

Operating Expenses	551,765	793,073		1,344,838
Operating Loss	(551,765)	(382,269)		(934,034)

Other Income (Expense)	(20,068)	0		(20,068)

Net Loss Before Provision for Income Taxes	(571,833)	(382,269)		(954,102)

Provision for Income Taxes	0	0		0

Net Loss	$(571,833)	$(382,269)		$(954,102)

Weighted Average Number Of Shares Outstanding	3,820,337			3,820,337
Net Income (Loss) Per Share	$(0.15)			$(0.25)

PROPELL CORPORATION

PRO FORMA COMBINED STATEMENTS OF OPERATIONS (unaudited)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007

	Propell Corporation	Mountain Capital	Pro Forma Adjustments	Totals

Gross Revenues	$-	$1,137,665		$1,137,665
Cost of Goods Sold		740,064		740,064
Gross Profit	0	397,601		397,601

Operating Expenses		443,374		443,374
Operating Loss	0	(45,773)		(45,773)

Other Income (Expense)	0	(6,223)		(6,223)

Net Loss Before Provision for Income Taxes	0	(51,996)		(51,996)

Provision for Income Taxes	0	0		0

Net Income (Loss)	$-	$$51,996		$(51,996)

Weighted Average Number Of Shares Outstanding	3,820,337			3,820,337
Net Income (Loss) Per Share	$0.00			$(0.01)

PROPELL CORPORATION

PRO FORMA COMBINED STATEMENTS OF OPERATIONS (unaudited)

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2008

	Propell Corporation	Mountain Capital	Pro Forma Adjustments	Totals

Gross Revenues	$-	$692,048		$692,048
Cost of Goods Sold	0	422,343		422,343
Gross Profit	0	269,705		269,705

Operating Expenses	197,901	306,644		504,546
Operating Loss	(197,901)	(36,940)		(234,841)

Other Income (Expense)	(13,082)	0		(13,082)

Net Loss Before Provision for Income Taxes	(210,983)	(36,940)		(247,923)

Provision for Income Taxes	0	0		0

Net Loss	$(210,983)	$(36,940)		$(247,923)

Weighted Average Number Of Shares Outstanding	7,640,674			7,640,674
Net Income (Loss) Per Share	$(0.03)			$(0.03)

PROPELL CORPORATION

PRO FORMA COMBINED STATEMENTS OF OPERATIONS (unaudited)

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2007

	Propell Corporation	Mountain Capital	Pro Forma Adjustments	Totals

Gross Revenues	$-	$869,700		$869,700
Cost of Goods Sold		542,757		542,757
Gross Profit	0	326,943		326,943

Operating Expenses		188,879		188,879
Operating Income (Loss)	0	138,065		138,064

Other Income (Expense)		0		0

Net Loss Before Provision for Income Taxes	0	138,065		138,064

Provision for Income Taxes	0	0		0

Net Income (Loss)	$-	$138,065		$138,064

Weighted Average Number Of Shares Outstanding	3,820,337			3,820,337
Net Income (Loss) Per Share	$0.00			$0.04

MOUNTAIN CAPITAL, LLC

d/b/a ARROW MEDIA SOLUTIONS

MAY 5, 2008

Balance Sheet as of May 5, 2008 (Unaudited)	F-37

Statement of Operations and Members’ Equity for the Period from January 1, 2008 - May 5, 2008 (Unaudited)	F-38

Statement of Cash Flows for the Period from January 1, 2008 - May 5, 2008 (Unaudited)	F-39

Notes to Financial Statements	F-40 – F-43

MOUNTAIN CAPITAL, LLC

d/b/a ARROW MEDIA SOLUTIONS

BALANCE SHEET (UNAUDITED)

AS OF MAY 5, 2008

2008
ASSETS

Current Assets
Cash and Cash Equivalents	$32,767
Accounts Receivable:
Trade	108,916
Inventories	283,520
Prepaid Expenses and Taxes	3,813
Deposits – Current	55,350
Total Current Assets	484,366

Property and Equipment, Net	36,465

Other Assets
Security Deposit	15,120

TOTAL ASSETS	$535,951

LIABILITIES AND MEMBERS’ EQUITY

Current Liabilities
Accounts Payable:
Trade	$82,377
Related Party	55,387
Accrued Expenses and Taxes	1,743
Total Liabilities	139,507

Deferred Revenue	12,640

MEMBERS’ EQUITY	383,804

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$535,951

The accompanying notes are an integral part of the financial statements.

MOUNTAIN CAPITAL, LLC

d/b/a ARROW MEDIA SOLUTIONS

STATEMENT OF OPERATIONS (UNAUDITED)

FOR THE PERIOD FROM JANUARY 1, 2008 - MAY 5, 2008

2008

Gross Revenues	$298,044

Cost of Goods Sold	183,523

Gross Profit	114,521

Operating Expenses	324,886

Operating (Loss)	(210,366)

Other Income (Expense)	0

Net (Loss)	$(210,366)

Members’ Equity (Deficit) – Beginning of Period	614,170

Member Draw	(20,000)

Members’ Equity – End of Period	$383,804

The accompanying notes are an integral part of the financial statements.

MOUNTAIN CAPITAL, LLC

d/b/a ARROW MEDIA SOLUTIONS

STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE PERIOD FROM JANUARY 1, 2008 - MAY 5, 2008

Cash Flows from Operating Activities:
Net Loss for the Period	$(210,366)

Adjustments to Reconcile Net Loss to Net Cash Provided by (Used in) Operating Activities:
Depreciation	1,117
Changes in Assets and Liabilities
Decrease in Accounts Receivable	163,971
(Increase) in Prepaid Expenses	(1,740)
(Increase) in Inventories	(45,858)
(Increase) in Deposits	(55,350)
Increase in Accounts Payable:
Trade	6,095
Related Party	46,500
Increase in Deferred Revenue	12,640
(Decrease) in Accrued Expenses and Taxes	(14,213)
Net Cash (Used in) Operating Activities	(97,204)

Cash Flows from Investing Activities:
Purchases of Property and Equipment	(1,745)
Net Cash Used in Investing Activities	(1,745)

Cash Flows from Financing Activities:
Notes Payable-Repayment	0
Member Draw	(20,000)
Net Cash (Used in) Financing Activities	(20,000)

Net (Decrease) in Cash and Cash Equivalents	(118,949)

Cash and Cash Equivalents – Beginning	151,716

Cash and Cash Equivalents – Ending	$32,767

The accompanying notes are an integral part of the financial statements.

MOUNTAIN CAPITAL, LLC

d/b/a Arrow Media Solutions

Notes to Financial Statements

May 5, 2008

1.

Organization and Description of Business

Mountain Capital, LLC d/b/a Arrow Media Solutions (“the Company”) is a New York State Limited Liability Company which assembles and distributes free standing kiosks which produce pictures and related products and services using various input media such as camera digital memory cards, CD’s etc. The Company’s, management, administrative, and service personnel are currently headquartered in Lake Placid, New York with its assembly, warehouse and marketing operations in Brea, California.

2.

Summary of Significant Accounting Policies

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of trade receivables. In the normal course of business, the Company provides on-going credit evaluations of its customers and maintains allowances for possible losses.

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Cash and Cash Equivalents

Cash includes all cash and highly liquid investments with original maturities of three months or less.

Inventory

Inventory consists of kiosks and components and is stated at the lower of cost or market using the FIFO (first in, first out) method.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation and amortization on property and equipment are determined using the straight-line method for book purposes and accelerated methods for income tax purposes over the ten year estimated useful lives of the assets.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment when events or changes in circumstances indicated that the book value of an asset may not be recoverable. The Company evaluates, at each balance sheet date, whether events and circumstances have occurred which indicate possible impairment. The Company uses an estimate of future undiscounted net cash flows of the related asset or group of assets over the estimated remaining life in measuring whether the assets are recoverable. If it is determined that an impairment loss has occurred based on expected cash flows, such loss is recognized in the statement of operations. In the fourth quarter of 2006 the Company analyzed its expected cash flows related to its installed software license, and determined that the cash flows would not be sufficient to recover its investment in that assets, resulting in an impairment. The total amount impaired was $96,621 and was recorded in operating expenses.

MOUNTAIN CAPITAL, LLC

d/b/a Arrow Media Solutions

Notes to Financial Statements

May 5, 2008

2.

Summary of Significant Accounting Policies (continued)

Revenue Recognition

Revenue is recognized when a valid contract or purchase order has been executed or received, services have been performed or product has been delivered, the selling price is fixed or determinable, and collectability is reasonably assured.

Use of Estimates

The preparation of financial statements is conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant estimates include the cash flow projections used for the impairment tests, depreciation and amortization.

3.

Leases

On March 1, 2007 the company entered into a lease agreement to rent office and warehouse space in Brea, California. The term is three years without any renewal options. The remaining commitment requires annual lease payments of $35,848 and $15,120 and expires on February 28, 2010.

4.

Property and Equipment

Property and equipment consists of the following at May 5:

Furniture, fixtures and equipment	$51,530
Less accumulated depreciation and amortization	15,065
Net furniture, fixtures and equipment	$36,465

5.

Income Taxes

Federal and State income taxes have not been provided in these financial statements since the Company is taxed as a partnership for income tax purposes. The results of operations and credits, if any, are passed onto the partners of the Company and are included on the tax returns of each member.

MOUNTAIN CAPITAL, LLC

d/b/a Arrow Media Solutions

Notes to Financial Statements

May 5, 2008

6.

Related Party Transactions

As of May 5, 2008, the company owed a related party, Auleron 2005 LLC, for shared payroll, office expenses, rent, and contracted services in the amount of $55,387. Auleron 2005, LLC and this company have common members which make up the majority interest in both companies.

7.

Supplemental Cash Flow Information

During the period ended May 5, 2008, the Company did not have significant non-cash financing and investing activities.

Cash paid for interest totalled $0 and $0 for the period ended May 5, 2008.

8.

Commitments and Contingencies

The Company may become or is subject to investigations, claims or lawsuits ensuing out of the conduct of its business. The Company does not believe it is presently involved in any investigations, claims or lawsuits and therefore has not provided any contingencies for these items.

9.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash, receivables and payable. Management believes that the value of the Company has been reported fairly.

10.

Recent Accounting Pronouncements

In December 2003, the FASB issued Interpretation No. 46 (“FIN 46R”) (revised December 2003), Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 (“ARB 51”), which address how a business enterprise should evaluate whether it has a controlling interest in an entity through means other than voting rights and according should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46 (FIN 46), which was issued in January 2003. Before concluding that it is appropriate to apply ARB 51 voting interest consolidation model to an entity, an enterprise must first determine that the entity is not a variable interest entity (VIE). As of the effective date of FIN 46R, an enterprise must evaluate its involvement with all entities or legal structures created before February 1, 2003, to determine whether consolidation requirements of FIN 46R apply to those entities. There is no grand- fathering of existing entities. Public companies must apply either FIN 46 or FIN 46R immediately to entities crated after January 31, 2003 and no later than the end of the first reporting period that ends after March 14, 2004. The adoption of FIN 46 had no effect on the Company’s consolidated financial position, results or operations or cash flows. The Company does have a brother sister relationship with Auleron 2005, LLC which has common ownership control through the majority partners of this Company who also own a majority interest in Auleron 2005, LLC. However, management has elected not to consolidate the two entities in this financial statement as Auleron 2005 has temporarily discontinued its operations.

MOUNT

AIN CAPITAL, LLC

d/b/a Arrow Media Solutions

Notes to Financial Statements

May 5, 2008

10.

Recent Accounting Pronouncements (continued)

The Company does not expect the adoption of other recently issued accounting pronouncements to have a significant impact on the Company’s results of operations, financial position or cash flow.

11.

Subsequent Events

In May 2008, we announced the successful merger of Mountain Capital, LLC with Propell Corporation in exchange for 2,094,864 restricted shares of common stock.